EXHIBIT 99.1

STOCK PURCHASE AGREEMENT

by and among

Burns Philp Food Inc.,

Burns, Philp & Company Limited

and

ACH Food Companies, Inc.

Dated as of July 22, 2004

i

ii

EXHIBITS

Exhibit A Form of FIRPTA Certificate

iii

GLOSSARY OF DEFINED TERMS

Term	Section
338(h)(10) Election	10.1	(a)
Adjustment Payment	2.4	(e)
affiliate	1.1
Aggregate Threshold	9.2	(b)
Agreement	Preamble
Allocation Schedule	10.1	(b)
Applicable Law	1.1
Business Day	1.1
Buyer	Preamble
Buyer Disclosure Schedule	Article IV
Buyer Indemnified Parties	9.2	(a)
Buyer Indemnifying Party	9.3	(a)
Buyer Material Adverse Effect	1.1
Buyer Parent	1.1
Cap	9.2	(b)
Closing	2.3
Closing Date	2.3
Closing Date Balance Sheet	2.4	(a)
Closing Date Purchase Price	2.2	(a)
Code	1.1
Company	Recitals
Company Employee Agreement	1.1
Company Employee Plans	3.12	(a)
Company Employees	5.5	(a)
Company ERISA Affiliate	1.1
Company Guarantee	3.8(a)(xiv)
Company Material Adverse Effect	1.1
Company Property	3.7	(a)
Competitive Activities	5.7	(a)(i)
Confidentiality Agreement	5.2	(b)
Contract	1.1
Court	2.4	(c)
December 31 Balance Sheet	3.4
DOJ	5.4	(b)
Encumbrance	1.1
Environmental Law	3.13	(g)
ERISA	1.1
FDA	1.1
FD&C Act	1.1
FTC	5.4	(b)
GAAP	1.1
Governmental Agency	1.1
Hazardous Substance	3.13	(g)
HSR Act	1.1

Term	Section
Indebtedness	1.1
Indemnified Party	9.4	(a)
Indemnifying Party	9.4	(a)
Individual Threshold	9.2	(b)
Intellectual Property	1.1
Intercompany Assets	1.1
Intercompany Liabilities	1.1
IRS	1.1
Judgment	3.2	(c)
knowledge	1.1
Licenses	1.1
Losses	9.2	(a)
Names	5.6	(a)
Net Assets	1.1
Non-Union Pension Plan	1.1
Objection Statement	2.4	(b)
Owned Property	3.7	(a)
Parent	Preamble
Parent Indemnifying Party	9.2	(a)
Parent Material Adverse Effect	1.1
Participant	3.6	(c)(v)
PBGC	3.12	(d)
Pension Plan	3.12	(d)
Permitted Encumbrances	1.1
Person	1.1
Pre-Closing Tax Period	1.1
Post-Closing Tax Period	1.1
Product	1.1
Proceeding	3.10	(a)
Providing Party	5.3	(b)
Purchase Price	2.2	(a)
Records	5.3	(a)
Relevant Body	2.4	(d)
Release	3.13	(g)
Representative	1.1
Requesting Party	5.3	(b)
Reviewing Accountants	2.4	(c)
Securities Act	1.1
Seller	Preamble
Seller Disclosure Schedule	Article III
Seller Indemnified Parties	9.3	(a)
Seller Material Adverse Effect	1.1
Seller Parent	1.1
Statement of Net Assets	2.4	(a)
Stock	1.1
Stock Purchase	2.1
Stockholder’s Equity	1.1
Straddle Period	1.1
Straddle Tax Return	1.1
Subsidiary	1.1

2

Term	Section
Target Net Assets	2.4	(e)
Tax(es)	1.1
Tax Assets	1.1
Tax Controversy	10.4	(a)
Tax Liabilities	1.1
Tax Return	1.1
Tax Statement	10.3	(c)
Termination Date	9.1
Transfer Taxes	1.1
Voting Company Debt	3.3	(a)
Welfare Plan	3.12	(f)

3

STOCK PURCHASE AGREEMENT

     This Stock Purchase Agreement is made this 22nd day of July, 2004 (this “Agreement”), by and among Burns Philp Food Inc., a California corporation (“Seller”), Burns, Philp & Company Limited, a company organized under the laws of Australia (“Parent”) and ACH Food Companies, Inc., a Delaware corporation (“Buyer”).

RECITALS

     WHEREAS, Tone Brothers, Inc., an Iowa corporation (the “Company”), manufactures, distributes, markets and sells a full range of gourmet, regular and value herbs, spices and dry sauce mixes to retail, club and foodservice channels;

     WHEREAS, Seller owns all of the issued and outstanding Stock (as defined in Section 1.1) of the Company; and

     WHEREAS, Seller desires to sell, convey, transfer and deliver all of the Stock and Buyer desires to purchase and acquire all of the Stock, pursuant to the terms and subject to the conditions of this Agreement.

     NOW, THEREFORE, in order to consummate said transactions and in consideration of the mutual agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

     Section 1.1 Definitions. As used in this Agreement, unless otherwise defined herein, the following terms shall have the following meanings:

     “affiliate” of any Person means another Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person; provided, however, that no shareholder of Buyer Parent or Parent, or any Person that, directly or indirectly, controls such shareholder, shall be deemed to be an affiliate of any party hereto.

     “Applicable Law” means any statute, law (including common law), ordinance, rule, regulation, code or requirement of any Governmental Agency applicable to a Person.

     “Business Day” means any day, other than Saturday or Sunday, on which commercial banks are not required or authorized to be closed in New York City.

     “Buyer Material Adverse Effect” means any change, effect, event, occurrence or development that, individually or in the aggregate, materially and adversely affects (i) the ability of Buyer to enter into and perform its obligations under this Agreement or (ii) the ability of Buyer to consummate the transactions contemplated hereby.

     “Buyer Parent” means Associated British Foods plc.

     “Code” means the Internal Revenue Code of 1986, as amended and in effect on the date of this Agreement.

     “Company Employee Agreement” means any (i) employment, deferred compensation, severance, change-in-control, termination, employee benefit, loan, indemnification, retention, consulting or similar agreement, commitment or obligation between the Company and any Participant; (ii) agreement between the Company and any Participant the benefits of which are contingent, or the terms of which are materially altered, by the transactions contemplated hereby; or (iii) trust or insurance Contract or other Contract to fund or otherwise secure payment of any compensation or benefit to be provided to any Participant.

     “Company ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

     “Company Material Adverse Effect” means any change, effect, event, occurrence or development that, individually or in the aggregate, materially and adversely affects (i) the business, condition (financial or otherwise), results of operations or assets of the Company or (ii) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby. For purposes of this Agreement, “Company Material Adverse Effect” shall exclude any effects to the extent resulting from: (i) changes in the United States or foreign economies in general; (ii) changes in industries relating to the Company in general, so long as the changes in such industries do not disproportionately impact the Company; (iii) any change in GAAP; and (iv) the execution, announcement or pendency of this Agreement.

     “Contract” means all contracts, leases, subleases, licenses, indentures, agreements, commitments and all other legally binding instruments.

     “Encumbrance” means all mortgages, liens, claims, charges, security interests, options, leases, subleases, pledges, easements, covenants, rights of way, restrictions, third party rights or other encumbrances of any nature whatsoever.

     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

     “FDA” means the U.S. Food and Drug Administration or any other Governmental Agency having similar responsibilities.

     “FD&C Act” means the Federal Food, Drug, and Cosmetic Act, and the rules and regulations promulgated thereunder, and all Applicable Laws having a comparable purpose.

     “GAAP” means United States generally accepted accounting principles.

     “Governmental Agency” means any federal, state, local or municipal, foreign or other government or subdivision, branch, department, commission or agency thereof or any governmental or quasi-governmental authority or instrumentality, domestic or foreign, of any nature, including any court or other tribunal.

     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     “Indebtedness” means all debt for borrowed money and similar monetary obligations, other than, for the avoidance of doubt, equipment leases of the Company.

     “Intellectual Property” means the following foreign and domestic intellectual property rights, including both statutory and common law rights: (a) all trademarks, service marks, trade names, trade dress and domain names, including logos and slogans, and registrations and applications for registrations for the foregoing, (b) all patents, pending patent applications and patents subsequently issuing from patent applications, (c) all copyrights and registrations and applications for registrations thereof and (d) all confidential or trade secret information, including all know-how, formulas, processes, pricing, profit margins, databases, customer lists, supplier lists, marketing studies, product development, research studies, computer programs, ideas and inventions.

     “Intercompany Assets” means the aggregate amount due to the Company from all affiliates of the Company.

     “Intercompany Liabilities” means the aggregate amount due from the Company to all affiliates of the Company.

     “IRS” means the Internal Revenue Service.

     “knowledge” of any Person, or words of similar meaning, refer to facts that are actually known by such Person and, in the case of the Company, “knowledge” means the actual knowledge of Thomas Degnan, Allen Hugli, Steve Martin, Robert MacPherson, Andy Martin, Doug Aldridge, Donna Tainter, Rob Anderson, Dan Cooper, Kenny Shortsleeve, John Schoberlein and Jeffery Flora, and the actual knowledge of each of the foregoing Persons after reasonable inquiry of George Petty.

     “Licenses” mean certificates, licenses, permits, authorizations, registrations, approvals or consents issued, granted, given or otherwise made available by or under the authority of any Governmental Agency.

     “Net Assets” means the amount equal to Stockholder’s Equity less (i) Tax Assets, Intercompany Assets and prepaid pension cost plus (ii) Tax Liabilities, Intercompany Liabilities and accrued pension cost. For purposes of this definition, the amount related to each of the terms used herein shall be calculated as of the Closing Date and prepared in accordance with GAAP applied on a basis consistent with the accounting principles, and using the same methodologies and assumptions, in each case used in the preparation of the December 31 Balance Sheets (including the notes thereto).

     “Non-Union Pension Plan” means the Tone Brothers, Inc. Non-Bargaining Retirement Plan, dated December 1, 2000.

     “Parent Material Adverse Effect” means any change, effect, event, occurrence or development that, individually or in the aggregate, materially and adversely affects (i) the ability of Parent to enter into and perform its obligations under this Agreement or (ii) the ability of Parent to consummate the transactions contemplated hereby.

     “Permitted Encumbrances” shall mean (i) any Encumbrance that secures Indebtedness that is reflected as a liability on the December 31 Balance Sheet or any Encumbrance the existence of which is referred to in the notes to the December 31 Balance Sheet, (ii) liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided on the December 31 Balance Sheet, (iii) liens incurred in connection with workers’ compensation, unemployment insurance and other types of social security benefits, (iv) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business for obligations that are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided on the December 31 Balance Sheet, (v) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and (vi) such imperfections or irregularities of title, easements (including reciprocal easement agreements and utility agreements), zoning requirements, consents, agreements, reservations, encroachments, variances and other similar restrictions, charges or Encumbrances (whether or not recorded) that do not secure Indebtedness or grant a right of first offer or refusal or preemptive rights that individually or in the aggregate do not, and would not be reasonably expected to, materially interfere with the continued use and operation of the property or leased assets affected thereby or otherwise materially impair the operations of the Company, in each case, as currently conducted.

     “Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Agency.

     “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, in the case of a Straddle Period, the portion of such taxable period ending on the Closing Date.

     “Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, in the case of a Straddle Period, the portion of such taxable period beginning on the day after the Closing Date.

     “Product” means any product manufactured, distributed, marketed or sold by the Company in the ordinary course of the Company’s business on or prior to the Closing Date.

     “Representative” means any officer, director, principal, attorney, accountant, advisor, agent, trustee, employee or other representative of a party.

     “Securities Act” means the Securities Act of 1933.

     “Seller Material Adverse Effect” means any change, effect, event, occurrence or development that, individually or in the aggregate, materially and adversely affects (i) the ability of Seller to enter into and perform its obligations under this Agreement or (ii) the ability of Seller to consummate the transactions contemplated hereby.

     “Seller Parent” means Burns Philp, Inc., a Delaware corporation and the direct owner of all outstanding stock in Seller.

     “Stock” means all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company.

     “Stockholder’s Equity” means the amount of stockholder’s equity of the Company.

     “Straddle Period” means a taxable period beginning on or before and ending after the Closing Date.

     “Straddle Tax Return” means any Tax Return relating to a Straddle Period.

     “Subsidiary” means, when used with respect to any Person, any other Person of which such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or any organization of which such first Person is a general partner.

     “Tax” and “Taxes” means any income, gross receipts, license, employment, excise, stamp, customs, capital stock, franchise, profits, withholding, social security, unemployment, disability, property, sales, use, transfer, registration, value added, net worth, capital gains, documentary, payroll, environmental, alternative minimum, recapture or other tax, including any interest, penalties and additions to tax, imposed by any Governmental Agency.

     “Tax Assets” means the aggregate amount of income Tax assets including any deferred income Tax assets.

     “Tax Liabilities” means the aggregate amount of income Tax liabilities including any deferred income Tax liabilities.

     “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes required to be filed with any Governmental Agency, including any amendments thereto, whether or not a payment is required to be made with respect to such filing.

     “Transfer Taxes” means excise, sales, transfer (including real property transfer), stamp, documentary, filing, recordation and other similar Taxes.

ARTICLE II

PURCHASE OF STOCK; PURCHASE PRICE

     Section 2.1 Purchase of Stock. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, transfer and deliver to Buyer, and Buyer shall purchase from Seller, all right, title and interest in and to the Stock (collectively, the “Stock Purchase”).

     Section 2.2 Purchase Price and Payment.

     (a) The total consideration to be paid by Buyer in respect of the conveyance to Buyer of the Stock shall be $175,000,000 in cash (the “Closing Date

Purchase Price”), as adjusted pursuant to Section 2.4 hereof (such amount, as adjusted, the “Purchase Price”).

     (b) At the Closing:

       (i) Seller shall deliver to Buyer a certificate registered in Buyer’s name representing all of the Stock, duly endorsed in blank or accompanied by duly executed stock powers in blank, in proper form for transfer, with all appropriate transfer Tax stamps affixed, free and clear of any Encumbrances (other than restrictions on transfer under applicable securities laws);

       (ii) Seller shall deliver to Buyer such appropriately executed releases, terminations and other documentation evidencing the release or termination of all Encumbrances on the (1) Stock (other than restrictions on transfer under applicable securities laws) and (2) assets of the Company (other than Permitted Encumbrances); and

       (iii) Buyer shall deliver to Seller the Closing Date Purchase Price in immediately available funds by wire transfer to an account specified in writing by Seller no later than two (2) Business Days prior to the Closing Date.

     Section 2.3 Closing. The closing of the Stock Purchase (the “Closing”) shall take place at the offices of Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York, or at such other place as shall be mutually agreeable to the parties hereto, three (3) Business Days following the satisfaction or waiver (to the extent permitted by Applicable Law) of the conditions specified in Articles VI, VII and VIII (other than those conditions that by their terms are to be satisfied at Closing, but subject to the satisfaction or waiver (to the extent permitted by Applicable Law) of such conditions) or such later date as may be mutually agreed by the parties to this Agreement. The date of the Closing is referred to herein as the “Closing Date.”

     Section 2.4 Post-Closing Adjustment.

       (a) (i) Not later than sixty (60) calendar days after the Closing Date, Buyer shall prepare and deliver to Parent (y) a balance sheet of the Company as of the Closing Date (the “Closing Date Balance Sheet”) and (z) a statement setting forth the calculation of the Net Assets as of the Closing Date (the “Statement of Net Assets”).

       (ii) Buyer, at its cost, shall conduct a full and complete physical count of all inventory of the Company, as of the Closing Date, consistent with past practice on (but following the Closing) or within three (3) Business Days following the Closing Date for the purpose of preparing the Statement of Net Assets, and each of Parent and Buyer and their respective Representatives shall have the right to observe the taking of such physical inventory.

       (iii) The Statement of Net Assets shall be prepared (y) in accordance with GAAP applied on a basis consistent with the accounting principles and (z) using the same methodologies and assumptions, in the case of (y) and (z) used in the preparation of the December 31 Balance Sheet (including the notes thereto).

     (b) Unless within thirty (30) calendar days after receipt of the Statement of Net Assets, Parent delivers to Buyer a reasonably detailed written statement (i) describing any objections to the calculations set forth in the Statement of Net Assets, including a description of the bases of such objection and (ii) only including objections based on the Statement of Net Assets not being calculated in accordance with this Section 2.4 (the “Objection Statement”), the amounts determined therein shall be final and binding.

     (c) If Parent delivers the Objection Statement pursuant to Section 2.4(b) hereof, Buyer and Parent shall use good faith efforts to resolve in writing any disputes within thirty (30) calendar days after Parent has submitted the Objection Statement. Any remaining disputes that were included in the Objection Statement in accordance with Section 2.4(b) hereof and that have not been resolved in writing within such thirty (30) calendar days shall be submitted to PricewaterhouseCoopers LLC (or, if such firm is unable or unwilling to act, such other internationally recognized independent public accounting firm as shall be agreed upon by the parties hereto in writing) (the “Reviewing Accountants”), acting as an expert and not as an arbitrator. Parent and Buyer shall use reasonable efforts to cause the Reviewing Accountants to render a determination resolving the matters submitted to the Reviewing Accountants within thirty (30) calendar days following submission. Notwithstanding anything set forth in this Section 2.4(c), the scope of any dispute to be resolved by the Reviewing Accountants pursuant to this Section 2.4(c) shall be limited to the objections raised by Parent in accordance with Section 2.4(b) hereof and, except for the foregoing matters, the Reviewing Accountants shall not and are not to make any further determination. In resolving any disputed item, the Reviewing Accountants may not assign a value to any particular item greater than the greatest value for such item claimed by Parent or Buyer, as the case may be, or less than the smallest value for such item claimed by Parent or Buyer, as the case may be, in each case as presented to the Reviewing Accountants. The determination of the Reviewing Accountants shall be final and binding ten (10) Business Days after such determination is made and a judgment may be entered upon a determination of the Reviewing Accountants in any court having jurisdiction over the party against which such determination is to be enforced; provided, however, that, subject to Section 12.3 hereof, Parent or Buyer may, within ten (10) Business Days of the determination of the Reviewing Accountants, file suit against the other in a court of competent jurisdiction (the “Court”) with respect to the unresolved disputes submitted to the Reviewing Accountants, in which case the determination of such Court (which determination is not subject to review or appeal) shall be final and binding.

     (d) The fees and expenses of the Reviewing Accountants determination shall be paid by the parties based upon the degree to which the body (the “Relevant Body”) making the final and binding determination of the unresolved disputes (i.e., the Reviewing Accountants or the Court) accepts the respective positions of the parties. For example, if it is Buyer’s position that the required adjustment is $300, Parent’s position that the required adjustment is $100 and the Relevant Body’s determination that the adjustment owed is $150, then Buyer shall pay 75% ((300-150) / (300-100)) of the Reviewing Accountants’ fees and expenses and Parent shall pay 25% ((150-100) / (300-100)) of the Reviewing Accountants’ fees and expenses. Buyer and Parent shall cooperate with each other and the Reviewing Accountants in connection with the matters contemplated by this Section 2.4, including by furnishing such information and reasonable access to books, records (including, subject to the execution and delivery by the requesting party of a reasonable and customary release and indemnity agreement for the benefit of the relevant accountants, accountants work papers), personnel and properties as may be reasonably requested, including with regard to the preparation of the Closing Date Balance Sheet, the Statement of Net Assets or the Objection Statement, as the case may be.

     (e) (i) If the Net Assets set forth on the Statement of Net Assets as finally determined in accordance with this Section 2.4 are less than $102,790,000 (the “Target Net Assets”), Parent shall pay by wire transfer to Buyer in immediately available funds within five (5) Business Days of the date the Net Assets are finally determined the difference between the Net Assets and the Target Net Assets and (ii) if the Net Assets are more than the Target Net Assets, Buyer shall pay by wire transfer to Parent in immediately available funds within five (5) Business Days of the date the Net Assets are finally determined the difference between the Net Assets and the Target Net Assets, in the case of (i) or (ii) together with interest thereon at a rate equal to London Interbank Offered Rate plus 1%, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment; provided, however, that to the extent that there are material errors in the preparation of the December 31 Balance Sheet that resulted from a material deviation from GAAP, then the “Target Net Assets” shall be adjusted by the amount by which the value of the Net Assets as at December 31, 2003 varies from the amount that the Net Assets as at December 31, 2003 would have been in the absence of such material variance from GAAP (such payment in (i) or (ii) and any interest thereon, as the case may be, collectively, the “Adjustment Payment”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

     Other than as set forth herein or as otherwise disclosed to Buyer in a schedule delivered to Buyer by Seller on the date of this Agreement (the “Seller Disclosure Schedule”), Seller hereby represents and warrants to Buyer as follows:

     Section 3.1 Organization of Parent, Seller and the Company.

     (a) Parent is a company duly organized and validly incorporated under the laws of Australia.

     (b) Seller is a corporation duly organized, validly existing and in good standing under the laws of California with requisite corporate power and authority to own the Stock.

     (c) The Company is a corporation duly organized, validly existing and in good standing under the laws of Iowa with requisite corporate power and authority to own, lease and operate its assets and to carry on the Company’s business as currently conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership and operation of the Company’s business or the ownership, leasing or operation of its assets makes such qualification necessary, except to the extent that the failure to be so qualified and in good standing would not be reasonably expected to have a Company Material Adverse Effect. A list of the jurisdictions in which the Company is so qualified is set forth in Section 3.1(c) of the Seller Disclosure Schedule.

     (d) True and complete copies of the articles of incorporation and the by-laws or other organizational documents of Seller and the Company as in effect on the date of this Agreement have been furnished to Buyer or were made available for inspection by Buyer prior to the date of this Agreement. The minute books of the Company for 1999 through 2003 have been furnished to Buyer or were made available for inspection by Buyer prior to the date of this Agreement and are true and complete. Copies of the form of stock certificate of the Company and the stock transfer books of the Company for 1999 through 2003 have been furnished to Buyer or were made available for inspection by Buyer prior to the date of this Agreement.

Section 3.2 Authority; Execution and Delivery; Enforceability; No Conflicts.

     (a) Parent has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Parent and the performance by Parent of its obligations hereunder have been duly authorized by requisite company and shareholder action, and no other acts on the part of Parent are necessary to authorize this Agreement or the transactions contemplated hereby by Parent. This Agreement has been duly executed by Parent and (assuming the due authorization, execution and delivery hereof by the Seller and Buyer) constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms.

     (b) Seller has the requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Seller have been duly authorized by requisite corporate and shareholder action, and no other acts on the part of Seller are necessary to authorize this Agreement or the transactions contemplated hereby by Seller. This Agreement has been duly executed by Seller and (assuming the due authorization, execution and delivery hereof by the Parent and Buyer) constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

     (c) Neither the execution and delivery by Parent of this Agreement nor the performance of any obligations of Parent hereunder will (i) violate or conflict with any provision of the organizational documents of Parent, (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or give rise to a right of termination of, or accelerate the performance required by any of the terms, conditions or provisions of, any Contract to which Parent is a party, or by which Parent or any of its assets may be bound or affected, or (iii) violate any judgment, order, writ, injunction or decree (each, a “Judgment”) or Applicable Law applicable to Parent or any of its assets other than, in the case of clauses (ii) and (iii) above, which would not be reasonably expected to have a Parent Material Adverse Effect. No License or registration declaration or filing with any Governmental Agency is required to be obtained or made by or with respect to Parent for the execution, delivery and performance of this Agreement by Parent.

     (d) Neither the execution and delivery by Seller of this Agreement nor the consummation of the transactions contemplated hereby nor performance of any obligations of Seller hereunder will (i) violate or conflict with any provision of the articles of incorporation or the by-laws of Seller or the Company, (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or give rise to a right of termination of, or accelerate the performance required by any of the terms, conditions or provisions of, any Contract to which Seller or the Company is a party, or by which Seller, the Company or any of their assets may be bound or affected, or (iii) violate any Judgment or Applicable Law applicable to Seller, the Company or any of their respective assets other than, in the case of clauses (ii) and (iii) above, which would not be reasonably expected to have a Seller Material Adverse Effect or a Company Material Adverse Effect, as applicable. No License or registration declaration or filing with any Governmental Agency, other than filings under the HSR Act, is required to be obtained or made by or with respect to Seller or the Company in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

     Section 3.3 Capitalization; the Stock.

     (a) The authorized capital stock of the Company consists of (i) 50,000,000 shares of common stock, par value $0.01 per share, of which 5,350,638 shares constituting the Stock are issued and outstanding as of the date of this Agreement, and (ii) 1,000,000 shares of preferred stock, par value $1.00 per share, none of which are issued and outstanding. Except for the Stock, there are no shares of capital stock or other equity securities of the Company issued, reserved for issuance or outstanding. The Stock is duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Iowa Business Corporation Act, the articles of incorporation or by-laws of the Company or any Contract to which the Company is a party or otherwise bound. The Stock was not issued in violation of federal or state securities laws. There are not any bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Stock may vote (“Voting Company Debt”). There is no existing option, warrant, right, “phantom” stock right, stock appreciation right, stock-based performance unit, call, commitment, Contract, arrangement, undertaking or other agreement of any kind to which Parent, Seller or the Company is a party that, and there are no convertible or exchangeable securities of the Company outstanding which upon conversion or exchange would, (i) require the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any Voting Company Debt; (ii) require the Company to issue, grant, extend or enter into any such option, warrant, right, security, call, commitment, Contract, arrangement or undertaking; or (iii) give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of the Stock. There are not any outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company.

     (b) The Company does not have any Subsidiaries. The Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

     (c) Seller has good and valid title to the Stock, free and clear of all Encumbrances and restrictions on transfer (other than under applicable securities laws). Assuming Buyer has the requisite power and authority to be the lawful owner of the Stock, which Buyer represents in Section 4.2 hereof, upon delivery to Buyer at the Closing of a certificate representing the Stock, duly endorsed by Seller for transfer to Buyer, and upon Seller’s receipt of the Purchase Price, good and valid title to the Stock will pass to Buyer, free and clear of any Encumbrances and restrictions on transfer (other than under applicable securities laws), other than those arising from acts of Buyer or its affiliates. Other than this Agreement, the Stock is not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Stock.

     Section 3.4 Financial Statements. Section 3.4 of the Seller Disclosure Schedule sets forth (i) the audited balance sheets of the Company as of each of June 30, 2003, June 30, 2002 and June 30 2001 and the related audited statements of operations, changes in stockholders’ equity and cash flow for the fiscal years ended each of June 30, 2003, June 30, 2002 and June 30, 2001 and (ii) the audited balance sheet of the Company as of December 31, 2003 (the “December 31 Balance Sheet”) and the related audited statements of operations, changes in stockholders’ equity and cash flow for the six months then ended Such financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations as of the respective dates and for the respective periods in accordance with GAAP.

     Section 3.5 Undisclosed Liabilities. Other than (a) to the extent reflected or reserved against in the December 31 Balance Sheet and (b) liabilities that have been incurred since December 31, 2003 (the “December 31 Balance Sheet Date”) in the ordinary course of business consistent with past practice, there are no liabilities or obligations of any nature (whether absolute, accrued, contingent, secured or unsecured, matured or unmatured, unasserted or otherwise) of the Company that are required under GAAP to be reflected on the December 31 Balance Sheet that are not so reflected.

     Section 3.6 Absence of Certain Changes or Events. Since the December 31 Balance Sheet Date:

     (a) there has been no Company Material Adverse Effect;

     (b) the Company has conducted its business in the ordinary course of business consistent with past practice; and

     (c) there has not been:

       (i) any damage, destruction or loss of any tangible asset necessary for the conduct of the Company’s business as currently conducted that would be reasonably expected to have a Company Material Adverse Effect;

       (ii) any labor strike, labor dispute, slowdown, stoppage, lockout, labor law, or labor regulation or any event or condition of any character relating to labor matters of the Company that would be reasonably expected to have a Company Material Adverse Effect;

       (iii) (A) any material adverse change in the business relationship of the Company with any material supplier of merchandise, raw materials or inventory or (B) any change in any material term (including credit terms) of the supply agreements or related arrangements with any such supplier;

       (iv) (A) any material adverse change in the business relationship of the Company with any material customer or (B) any change in any material term (including credit terms) of the sales agreements or related arrangements with any customer;

       (v) any grant by the Company of any increase in compensation or benefits, or any payment by the Company of any bonus, to any current or former director, officer, employee, contractor or consultant of the Company (each, a “Participant”), in each case other than in the ordinary course of business consistent with past practice; (ii) any grant by the Company to any Participant of, or any increase in, severance, change-in-control or termination compensation or benefits; (iii) any entry by the Company into, or any amendment of or modification to or agreement to amend or modify (or announcement of an intention to amend or modify), any Company Employee Agreement; or (iv) any action taken to accelerate any rights, benefits or funding obligations, or to make any material determinations, under any collective bargaining or similar agreement, Company Employee Plan or Company Employee Agreement;

       (vi) any termination, adoption, amendment or modification or agreement (or announcement of an intention) to terminate, adopt, amend or modify in any material respect any Company Employee Plan or any collective bargaining or similar agreement;

       (vii) any material change in any actuarial or other assumption used to calculate funding obligations with respect to any Pension Plan or any material change in the manner in which contributions to any Pension Plan are made or the basis on which such contributions are determined;

       (viii) any sale, assignment, transfer, or disposition of any material item of property, plant or equipment owned by the Company, other than in the ordinary course of business consistent with past practice;

       (ix) any material change from current practice of the Company in any accounting principle or practice other than changes required as a result of changes in GAAP;

       (x) any amendment, or proposal to amend, the articles of incorporation or by-laws of the Company; or

       (xi) any agreement to do any of the foregoing.

     Section 3.7 Property Interests.

     (a) Section 3.7(a) of the Seller Disclosure Schedule sets forth a complete list of all real property and interests in real property owned in fee by the Company (each, an “Owned Property”) and identifies any material reciprocal easement or operating agreement relating thereto. The Company does not lease any real property. The Company has good and marketable fee simple title to all Owned Property (an Owned Property being sometimes referred to herein, individually, as a “Company Property”), free and clear of all Encumbrances, other than Permitted Encumbrances. To the knowledge of Seller or the Company, there are no material defects in the roof, foundation, sprinkler mains, structural, mechanical and HVAC systems and masonry walls in any of the improvements upon each Company Property and no significant repairs thereof are required.

     (b) The Company has good and valid title to all the assets reflected on the December 31 Balance Sheet or thereafter acquired other than those disposed of since the December 31 Balance Sheet Date in the ordinary course of business consistent with past practice, in each case free and clear of all Encumbrances, other than Permitted Encumbrances. All material assets are in good working order (ordinary wear and tear excepted), are free from any material defect and have been maintained in all material respects in accordance with the past practice of the Company. This Section 3.7(b) does not relate to real property or interests in real property, such items being the subject of Section 3.7(a), or to Intellectual Property, such items being the subject of Section 3.9.

     Section 3.8 Material Contracts.

     (a) Section 3.8(a) of the Seller Disclosure Schedule sets forth the following Contracts to which the Company is a party or by which it is bound:

       (i) Company Employee Agreements (other than pursuant to the forms of offer letter furnished to Buyer prior to the date of this Agreement);

       (ii) collective bargaining or other labor organization, union or association Contracts (other than any item required to be listed in Section 3.15 of the Seller Disclosure Schedule);

       (iii) Contracts that provide for the payment of any bonus, severance, change-in-control, termination or similar compensation or benefit in connection with any corporate transaction involving the Company or upon the termination or resignation of any Participant;

       (iv) Contracts that provide for medical, life insurance or other benefits for former Participants or for current Participants upon their termination of employment with the Company;

       (v) Contracts for the incurrence of Indebtedness;

       (vi) Contracts relating to slotting, future payments, free goods or other financial obligations to third parties, including customers, in each case involving an aggregate volume of more than $2,000,000;

       (vii) Contracts (A) relating to the future disposition of assets of the Company (other than inventory in the ordinary course of business consistent with past practice) for a sale price of more than $25,000, granting any preferential rights to purchase such assets or requiring the consent of any party to the transfer thereof or (B) relating to the acquisition of assets (other than inventory in the ordinary course of business consistent with past practice) or any interest in any business enterprise by the Company for a purchase price of more than $25,000;

       (viii) Contracts and purchase orders (other than purchase orders pursuant to existing Contracts and other than agreements which are covered by clauses (vi) above or (x) below) that (A) provide for aggregate outstanding payments by the Company in excess of $250,000 and (B) do not expire or are not terminable without cost or penalty at the option of the Company within a sixty (60)-day period;

       (ix) Sales orders that (A) involve the obligation of the Company to deliver Products or services for payment in excess of $100,000 in the aggregate and (B) do not expire or are not terminable without cost or penalty at the option of the Company within a sixty (60)-day period, other than sales orders made in the ordinary course of business consistent with past practice;

       (x) (A) management, service, consulting or other similar Contracts or (B) advertising Contracts, in any such case that provide for aggregate payments in excess of $100,000 and are not terminable without cost or penalty at the option of the Company within a sixty (60)-day period;

       (xi) current binding Contracts with (A) Seller, Parent or any of their respective affiliates or (B) any Participant or any current or former officer, director or employee of Seller or Parent or any of their respective affiliates (other than employment agreements, which are covered by clause (i) above);

       (xii) (A) Contracts restricting the Company or any of its affiliates from competing with any Person or manufacturing, distributing, marketing or selling any Products or services of the Company and (B) stand-alone non-solicitation or no-hire Contracts imposing obligations on the Company;

       (xiii) license, sublicense, option or other Contracts with respect to Intellectual Property rights, either as licensor, licensee, sublicensor or sublicensee, other than licenses for “off-the-shelf” software used for information management and general office tasks;

       (xiv) Contracts (including so-called take-or-pay or keep well agreements) pursuant to which (A) the Company has directly or indirectly provided a guarantee or granted a security interest or other Encumbrance (other than Permitted Encumbrances) over its assets in respect of Indebtedness or any other liability or obligation of any other Person (each, a “Company Guarantee”) or (B) any Person has directly or indirectly provided a guarantee or granted a security interest or other Encumbrance (other than Permitted Encumbrances) over its assets in respect of Indebtedness or any other liability or obligation of the Company;

       (xv) lease, sublease or similar Contract with any Person under which the Company is a lessor or sublessor of, or makes available for use to any Person, any Company Property or any portion of any premises otherwise occupied by the Company;

       (xvi) lease, sublease or similar Contract with any Person under which (A) the Company is a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) the Company is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by the Company, in any such case that has an aggregate future liability or receivable, as the case may be, in excess of $100,000 and is not terminable without cost or penalty at the option of the Company within a sixty (60)-day period;

       (xvii) Contracts under which the Company has, directly or indirectly, made any advance, loan, extension of credit (other than trade credit in the ordinary course of business) or capital contribution to, or other investment in, any Person;

       (xviii) Contracts providing for indemnification of any Person with respect to liabilities relating to any current or former business of the Company or any predecessor Person;

       (xix) powers of attorney (other than powers of attorney given in the ordinary course of business);

       (xx) stand-alone confidentiality agreements (other than those executed in connection with the Stock Purchase and those entered into in the ordinary course of business consistent with past practice) obligating the Company to keep information confidential;

       (xxi) currency exchange, interest rate exchange, commodity exchange or similar Contracts;

       (xxii) Contracts for any joint ventures or partnerships (other than licensing Contracts);

       (xxiii) Contracts providing for the services of any dealer, distributor, sales representative, franchisee or similar representative that provide for aggregate payments to any such dealer, distributor, sales representative, franchisee or similar representative in excess of $25,000 annually and are not terminable without cost or penalty at the option of the Company within a sixty (60)-day period; and

       (xxiv) Contracts (other than those categories or types of Contracts described in clauses (i) — (xxiii) above) that have an aggregate future liability of the Company to any Person in excess of $100,000 and are not terminable without cost or penalty at the option of the Company within a sixty (60)-day period.

     (b) True and complete copies of the Contracts set forth in Section 3.8(a) of the Seller Disclosure Schedule have been furnished to Buyer or were made available for inspection by Buyer prior to the date of this Agreement. All Contracts required to be set forth in Section 3.8(a) of the Seller Disclosure Schedule are valid, binding and in full force and effect and are enforceable by the Company in accordance with their terms. The Company has performed all material obligations required to be performed by it under the

Contracts required to be set forth in Section 3.8(a) of the Seller Disclosure Schedule and is not (with or without the lapse of time or the giving of notice, or both) in material default under any of the Contracts listed in Section 3.8(a) of the Seller Disclosure Schedule. To the knowledge of Seller or the Company, no other party thereto is (with or without the lapse of time or the giving of notice, or both) in material default thereunder. As of the date of this Agreement, to the knowledge of Seller or the Company, neither Seller nor the Company has received any notice that is outstanding with respect to a matter that has not been resolved in favor of the Company, of the intention of any party to terminate any Contract required to be set forth in Section 3.8(a) of the Seller Disclosure Schedule.

     Section 3.9 Intellectual Property.

     (a) The Company is the owner, free and clear of any Encumbrance (other than Permitted Encumbrances and Encumbrances created pursuant to the terms of the Contracts set forth in Section 3.8(a) of the Seller Disclosure Schedule), of, or has a valid license to, all Intellectual Property currently used or held for use by the Company in its business as currently conducted.

     (b) Section 3.9(b) of the Seller Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of all trademark registrations, issued patents, copyright registrations, domain name registrations and applications for trademark registrations, patents, copyright registrations and domain names in the United States and foreign countries that are owned by the Company. The Company owns, and is listed in, or has made the appropriate filings to be listed in, the records of the appropriate U.S., state or foreign registry as the sole and current owner of record for, each trademark, patent, copyright and domain name registration, and applications for any of the foregoing, that is listed on Section 3.9(b) of the Seller Disclosure Schedule. All Intellectual Property listed on Section 3.9(b) of the Seller Disclosure Schedule has not been cancelled, abandoned or made the subject of any opposition, cancellation, reissue, reexamination, interference or equivalent proceeding.

     (c) The Company has received no claim or demand which remains outstanding from any Person, and there are no claims, arbitrations or Proceedings against the Company which, if adversely determined, would be reasonably expected to have a Company Material Adverse Effect, in any jurisdiction pending or, to the knowledge of Seller or the Company, threatened challenging the ownership, use, validity, enforceability or registrability of any Intellectual Property owned by the Company or licensed to the Company.

     (d) There are no settlements, forbearances to sue, consents, Judgments or similar obligations other than the license agreements to which the Company, Seller or any of their affiliates is subject or a party or the existence of which the Company is otherwise aware that (i) restrict the rights of the Company to use any Intellectual Property, (ii) restrict the business of the Company in order to accommodate a third party’s Intellectual Property or (iii) permit any third party to use or sublicense any Intellectual Property owned by the Company.

     (e) To the knowledge of Seller or the Company, the Company’s business as currently conducted does not infringe upon or misappropriate (either directly or indirectly, such as through contributory infringement or inducement to infringe) any Intellectual Property rights owned or controlled by any Person.

     (f) To the knowledge of Seller or the Company, no third party is misappropriating, infringing, diluting or violating any Intellectual Property of the Company. No claim, arbitration or Proceeding alleging any such misappropriation, infringement, dilution or violation is pending against any third party by the Company nor is the Company threatening any such claim against any third party.

     (g) The consummation of the transactions contemplated hereby will not (i) result in any breach or default under any agreements involving Intellectual Property (including all agreements whereby the Company has been licensed, has licensed or sublicensed or is obligated to pay any royalty or other fee for the use of or right to use, or any third party has acquired the right to use, any Intellectual Property owned or used by the Company), (ii) result in the loss or impairment of any of the rights of the Company to own or use any Intellectual Property or (iii) require the consent of any Governmental Agency or third party with respect to the use of any Intellectual Property.

     (h) None of Seller, the Company or their respective affiliates have licensed or sublicensed, nor has any third party acquired, rights in any Intellectual Property owned, exclusively licensed or exclusively used by the Company. There is no royalty or fee payable by Seller, the Company or their affiliates to any third party for the use of, or the right to use, any Intellectual Property owned or used by the Company.

     (i) The Company has possession of the data, books and records of the Company’s business, whether held in hard copy format, electronically or any other form, that are used or held for use in the operation or conduct of the Company’s business as conducted in the past two (2) years, including product research and development files, customer and supplier lists, price lists, distributor lists, sales and promotional literature, customer and supplier correspondence, product formulae and product specifications, ingredient specifications, good manufacturing practices, manufacturing and production processes, quality control procedures, process flow diagrams, process settings, operating parameters, troubleshooting manuals, bill of materials, regulatory compliance files, consumer testing results, marketing studies, patent and trademark files with respect to the trademarks and patents set forth in Section 3.9(b) of the Seller Disclosure Schedule and any correspondence regarding infringement of the trademarks and patents set forth in Section 3.9(b) of the Seller Disclosure Schedule.

     (j) To the knowledge of Seller or the Company, the Company uses reasonable measures consistent with the practice in its industry to protect all confidential or trade secret information, including all confidential know-how, formulas, processes, equipment, pricing, profit margins, databases, customer lists, supplier lists, marketing studies, product development, research studies, computer programs, ideas and inventions.

     Section 3.10 Litigation.

     (a) (i) There are no (A) suits, actions or proceedings (each, a “Proceeding”) or claims that are pending or, to the knowledge of Seller or the Company, threatened, and, to the knowledge of Seller or the Company, investigations, or (B) outstanding Judgments, in each case against or directly involving the Company or any of its assets (1) as to which there is a reasonable possibility of adverse determination and, if so determined, would be reasonably expected to have a Company Material Adverse Effect, (2) that relate to the transactions contemplated hereby, (3) that would materially and adversely affect the ability of Seller to consummate any of the transactions contemplated hereby, (4) that seeks a specified amount of damages in excess of $100,000, (5) that seeks material injunctive relief or (6) alleging that the Company is in violation of any Applicable Law applicable to the Company. The Company is not a party or subject to or in default under any material Judgment. There is not any Proceeding or claim by the Company pending, or which the Company intends to initiate, against any other Person.

     (b) There are no (A) Proceedings or claims that are pending or, to the knowledge of Seller, are threatened, and, to the knowledge of Seller, investigations, or (B) outstanding Judgments, in each case against or directly involving Seller or any of its assets, as to which there is a reasonable possibility of adverse determination and, if so determined, would be reasonably expected to have a Seller Material Adverse Effect.

     (c) There are no (A) Proceedings or claims that are pending or, to the knowledge of Parent, are threatened, and, to the knowledge of Parent, investigations, or (B) outstanding Judgments, in each case against or directly involving Parent or any of its assets, as to which there is a reasonable possibility of adverse determination and, if so determined, would be reasonably expected to have a Seller Material Adverse Effect.

     (d) This Section 3.10 does not relate to Taxes, which are governed by Section 3.14 hereof, or Intellectual Property, which is governed by Section 3.9 hereof.

     Section 3.11 Compliance with Law; Governmental Approvals; Licenses.

     (a) To the knowledge of Seller or the Company, the Company has been in compliance with all Applicable Laws applicable to the Company and the conduct of the Company’s business.

     (b) The Company holds all Licenses and is in compliance in all material respects with such Licenses required by Applicable Law to own or hold under lease and operate its assets and to conduct its business as currently conducted. None of such Licenses will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. All such Licenses are validly held by the Company, are in full force and effect and no action or claim is pending nor, to the knowledge of Seller or the Company, threatened to revoke, terminate or invalidate in any material respect any such License. Section 3.11 of the Seller Disclosure Schedule sets forth all material Licenses issued or granted to the Company.

     (c) This Section 3.11 does not relate to environmental matters, which are governed by Section 3.13 hereof.

     Section 3.12 Employee Benefit Plans.

     (a) Section 3.12(a) of the Seller Disclosure Schedule sets forth a true and complete list of each deferred compensation plan, incentive compensation plan, severance plan, equity compensation plan, “welfare plan” (within the meaning of Section 3(1) of ERISA), “pension plan” (within the meaning of Section 3(2) of ERISA) and each other material employee benefit plan, fund or program, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company for the benefit of any Participant. Such plans are referred to collectively herein as the “Company Employee Plans.”

     (b) The Company has furnished to Buyer or has made available for inspection by Buyer prior to the date of this Agreement with respect to each of the Company Employee Plans, true and complete copies of each of the following documents, if applicable: (i) the Company Employee Plan document; (ii) the most recent determination letter from the IRS for such Company Employee Plan, (iii) the most recent summary plan description and related summaries of material modifications, (iv) the most recent annual report required to be filed with respect to such Company Employee Plan (including reports filed on Form 5500 with accompanying schedules and attachments) and each other report, statement, return or correspondence delivered to any Governmental Agency in the previous two (2) years, (v) each trust agreement, group annuity contract or other document relating to funding or payment of benefits under or relating to such Company Employee Plan and (vi) the two most recent actuarial valuations for such Company Employee Plan.

     (c) The Company Employee Plans, and the Company with respect to the Company Employee Plans, is in compliance in all material respects with the applicable provisions of the Code, ERISA and other Applicable Laws and any applicable collective bargaining or similar agreement. Each Company Employee Plan has been administered in compliance with its terms in all material respects. Each of the Company Employee Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a current determination letter from the IRS that such Company Employee Plan is so qualified and the Company knows of no condition or event that would be expected to adversely affect such status.

     (d) With respect to each plan sponsored, maintained or contributed to or required to be contributed to by the Company or any Company ERISA Affiliate that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code (each, a “Pension Plan”), (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (ii) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full, (iii) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company, (iv) the PBGC has not instituted proceedings to terminate any such Pension Plan and (v) Parent has provided Buyer with true and complete copies of the actuarial valuation, dated November 13, 2003, and the Company’s financial statement for the period ending June 30, 2004 with respect to such plans, in each case as set forth in Section 3.12(d) of the Seller Disclosure Schedule.

     (e) Neither the Company nor any Company ERISA Affiliate has any obligation, actual or contingent, to contribute to any “multiemployer plan” (as defined in Section 3(37) of ERISA). There are no pending, or to the knowledge of Seller or the Company, threatened investigations, Proceedings or other claims (other than routine claims for benefits) against or directly involving any of the Company Employee Plans or any trusts related thereto.

     (f) With respect to any Company Employee Plan that is a welfare plan, whether or not subject to ERISA (each, a “Welfare Plan”), there are no understandings, agreements or undertakings, written or oral, that would prevent any such plan (including any such plan covering former Participants) or any related insurance or other funding agreement or arrangement from being amended or terminated without material liability to the Company on or after the Closing. No Welfare Plan provides benefits after termination of employment, except where the cost thereof is borne entirely by the former Participant

(or their eligible dependents or beneficiaries) or as required by Section 4980B(f) of the Code or any similar state statute. The Company complies in all material respects with the applicable requirements of Section 4980B(f) of the Code and any similar state statute with respect to each Company Employee Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code or any similar state statute).

     (g) All contributions, premiums and benefit payments under or in connection with the Company Employee Plans that are required to have been made by the Company in accordance with the terms of the Company Employee Plans have been timely made in all material respects. All reports, returns and similar documents with respect to all Company Employee Plans required to be filed with any Governmental Agency or distributed to any Company Employee Plan participant have been duly and timely filed or distributed in all material respects.

     (h) With respect to each Company Employee Plan, except as would not be reasonably expected to have a Company Material Adverse Effect, (i) there has not occurred any prohibited transaction in which the Company or, to the knowledge of Seller, any of its employees has been engaged that could subject the Company or, to the knowledge of Seller, any of its employees, or, to the knowledge of Seller or the Company, a trustee, administrator or other fiduciary of any trust created under any Company Employee Plan, to the Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA and (ii) neither the Company nor, to the knowledge of Seller or the Company, any trustee, administrator or other fiduciary of any Company Employee Plan nor any agent of any of the foregoing has engaged in any transaction or acted in a manner that could, or failed to act so as to, subject the Company or, to the knowledge of Seller or the Company, any such trustee, administrator or other fiduciary to any liability for breach of fiduciary duty under ERISA or any other Applicable Law. No Company Employee Plan or related trust has been terminated and there has not been any material “reportable event” (as such term is defined on Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived with respect to any Company Employee Plan during the last five years.

     (i) Except as would not be reasonably expected to have a Company Material Adverse Effect, the Company does not have any liability or obligations, including under or on account of a Company Employee Plan or Company Employee Agreement, arising out of the hiring of persons to provide services to the Company and treating such persons as consultants or independent contractors and not as employees of the Company.

     (j) Section 3.12(j) of the Seller Disclosure Schedule sets forth the name of each Participant entitled to severance, change-in-control, termination or similar benefits payable as of the Closing Date or upon termination of employment after the Closing Date pursuant to any Company Employee Agreement or similar arrangement for which the aggregate value of benefits exceeds $250,000.

     (k) No “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) with respect to the Company will receive, or would reasonably be likely to receive, any “parachute payment” (as such term is defined in Treasury Regulation Section 1.280G-1) as a result of or in connection with any transaction contemplated hereby, whether pursuant to a Company Employee Plan, Company Employee Agreement or otherwise, that would (whether alone or in combination with any other action) be characterized as an “excess parachute payment” (as defined in Section

280G(b)(1) of the Code), and no such Person is entitled to receive any additional payment from the Company or any other Person in the event that the excise tax under Section 4999 of the Code is imposed on such Person.

     Section 3.13 Environmental Matters.

     (a) To the knowledge of Seller or the Company, the Company has been in compliance with all Environmental Laws applicable to the Company and the conduct of the Company’s business.

     (b) Except as has been materially resolved, as of the date of this Agreement, neither Seller nor the Company has received any written notice, demand, letter, claim or request for information alleging that the Company is in material violation of, or subject to material liability under, any Environmental Laws.

     (c) The Company holds all Licenses and is in compliance in all material respects with such Licenses required by Environmental Law to own or hold under lease and operate its assets and to conduct its business as currently conducted. None of such Licenses will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. All such Licenses are validly held by the Company, are in full force and effect and no action or claim is pending nor, to the knowledge of Seller or the Company, threatened to revoke, terminate or invalidate in any material respect any such License.

     (d) Except as has been materially resolved, the Company is not subject to any Judgment relating to compliance with, or liability under, any Environmental Law, including in connection with any investigation or clean-up of any Hazardous Substance under any Environmental Law.

     (e) To the knowledge of Seller or the Company, there are not now any aboveground or underground storage tanks or asbestos containing materials at, on or under any property owned, operated or leased by the Company.

     (f) To the knowledge of Seller or the Company, there are no circumstances or conditions, and no pending, threatened or anticipated claims, arising out of, based on or relating to Environmental Law, including pending changes to Environmental Laws, with respect to the Company, or any of the Company’s current or former operations or Subsidiaries, which circumstances, conditions, or claims would reasonably be likely to result in the imposition of material liabilities on Buyer, or any of its respective affiliates, or the respective stockholders or Representatives of any of them.

     (g) As used in this Agreement, the term “Environmental Law” means any and all Applicable Laws relating to the environment, natural resources or to the management, Release of, or exposure to, Hazardous Substances. As used in this Agreement, the term “Hazardous Substance” means all explosive or regulated radioactive materials or substances, hazardous or toxic materials, wastes or chemicals, petroleum and petroleum products (including crude oil or any fraction thereof), asbestos-containing materials and all other materials or chemicals regulated pursuant to any Environmental Law. As used in this Agreement, the term “Release” means any spilling, leaking, dumping, pumping, pouring, purging, discharging, emitting, leaching, migrating or injecting in, through or into the environment.

     (h) The representations and warranties set forth in this Section 3.13 constitute the sole and exclusive representations of Seller with respect to the subject matter of this Section 3.13.

     Section 3.14 Taxes.

     (a) (i) Each material Tax Return required to be filed (taking into account extensions) by or on behalf of or including the Company has been timely filed and all such Tax Returns were true and complete in all material respects, (ii) all material Taxes owed by the Company (whether or not shown on any Tax Return) have been timely paid, other than Taxes being contested in good faith and which have been properly reserved for on the December 31 Balance Sheet, (iii) the Company is not currently the beneficiary of any extension of time within which to file any material Tax Return and has not applied for any extension not yet granted, (iv) with respect to material Taxes of, or material Tax Returns filed by or on behalf of, or including, the Company, no statute of limitations on assessment has been waived and no extension of time with respect to assessment has been requested or received, (v) the December 31 Balance Sheet reflects an adequate reserve for all Taxes payable by the Company for all taxable periods and portions thereof ending on or prior to the date thereof and (vi) the Company has not received written notification of any threatened or pending audit, investigation or similar proceedings relating to any material Taxes and the Company is not under audit or examination by any taxing authority nor is it a party to any litigation or pending litigation relating to any material Taxes.

     (b) The Company has complied in all material respects with all legal requirements relating to the withholding and payment of Taxes, including requirements relating to employee wage withholding.

     (c) The Company is not, and since October 28, 1994, has not been, a member of an affiliated, unitary, combined or consolidated group other than a group of which Seller Parent is the parent.

     (d) No written notice of a claim or pending investigation has been received from any state, local or other jurisdiction with which the Company currently does not file Tax Returns, alleging that the Company has a duty to file Tax Returns and pay Taxes or is otherwise subject to the taxing authority of such jurisdiction.

     (e) The Company is not a party to or bound by any Tax sharing or similar agreements.

     (f) The Company is not a party to or bound by any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Agency.

     (g) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code within the two (2) year period ending on the date of this Agreement.

     Section 3.15 Labor Relations and Employment.

     (a) There is no labor strike, slowdown, stoppage or lockout or other material labor dispute pending, or, to the knowledge of Seller or the Company, threatened against or directly involving the Company. To the knowledge of Seller and the Company, there are no union claims to represent the employees of the Company and there are no current union organizing activities among the employees of the Company. The Company is not a party to or bound by any collective bargaining or similar agreement with any labor organization or work rules or practices agreed to with any labor organization or employee association, applicable to employees of the Company.

     (b) To the knowledge of Seller or the Company, there is no (i) arbitration proceeding pending as of the date of this Agreement or (ii) formal, written and filed grievance pending as of the date two (2) Business Days prior to the date of this Agreement, in each case arising out of any collective bargaining or similar agreement.

     Section 3.16 Insurance. The insurance policies owned and maintained by the Company are set forth in Section 3.16 of the Seller Disclosure Schedule. All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), and, as of the date of this Agreement, no notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms prior to the date of such cancellation. To the knowledge of Seller or the Company, the Company is not in default under any such insurance policies.

     Section 3.17 Transactions with Affiliates. None of the Contracts set forth in Section 3.8(a) of the Seller Disclosure Schedule between the Company, on the one hand, and Seller, Parent or any of their respective affiliates, on the other hand, will continue in effect subsequent to the Closing other than the Contracts set forth in Section 3.17 of the Seller Disclosure Schedule, which Contracts will continue in effect, subject to their terms, after the Closing. After the Closing none of the affiliates of Seller or Parent will have any interest in any property (real or personal, tangible or intangible) or Contract of the Company or used in or pertaining to its business. Except as set forth in Schedule 3.17 of the Seller Disclosure Schedule, none of Seller, Parent or any of their affiliates provides any services to the Company.

     Section 3.18 FDA Matters.

     (a) The Company has not received any notification, written or oral, from the FDA indicating that any of its Products are misbranded or adulterated, as defined in the FD&C Act.

     (b) Since January 1, 2001, no Products have been seized, recalled, withdrawn, recovered from stock, suspended or discontinued as a result of any action by the FDA, by the Company or, to the knowledge of Seller or the Company, by any licensee, distributor or marketer of such Products.

     (c) The Company’s Products do not contain chemicals known to the State of California to cause cancer or reproductive toxicity at levels that would require the Company to provide a warning for any of its Products pursuant to California’s Safe Drinking Water and Toxic Enforcement Act of 1986 (Proposition 65).

     Section 3.19 Effect of Transaction. As of the date of this Agreement, to the actual knowledge of Seller or the Company (without any inquiry of third parties), no creditor, employee, client, customer or other Person having a business relationship with the Company has changed, or informed Seller of the Company that such Person intends to change such relationship because of the consummation of the transactions contemplated hereby.

     Section 3.20 Brokers and Finders. Other than Credit Suisse First Boston LLC, whose fees shall be paid by Seller, no broker, finder or investment banker is entitled to any fee or commission from Seller, Parent or the Company for services rendered on behalf of Seller, Parent or the Company in connection with the transactions contemplated by this Agreement.

     Section 3.21 Private Offering. None of Seller, Parent, the Company, their affiliates or their Representatives has issued, sold or offered any security of the Company to any Person under circumstances that would cause the sale of the Stock, as contemplated by this Agreement, to be subject to the registration requirements of the Securities Act. None of Seller, Parent, the Company, their affiliates or their Representatives will offer the Stock or any part thereof or any similar securities for issuance or sale to, or solicit any offer to acquire any of the same from, anyone so as to make the issuance and sale of the Stock subject to the registration requirements of Section 5 of the Securities Act.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

     Other than as set forth herein or as otherwise disclosed to Seller in a schedule delivered to Seller by Buyer on the date of this Agreement (the “Buyer Disclosure Schedule”), Buyer hereby represents and warrants to Seller as follows:

     Section 4.1 Organization of Buyer.

     (a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware with requisite corporate power and authority necessary to own, lease and operate its assets and to carry on its business as currently conducted.

     (b) True and complete copies of the certificate of incorporation and the by-laws of Buyer as in effect on the date of this Agreement have been furnished to Seller or were made available for inspection by Seller prior to the Closing Date.

     Section 4.2 Authority; Execution and Delivery; Enforceability; No Conflicts

     (a) Buyer has the requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Buyer have been duly authorized by requisite corporate and shareholder action, and no other acts on the part of Buyer are necessary to authorize this Agreement or the transactions contemplated hereby by Buyer. This Agreement has been duly executed by Buyer and (assuming the due authorization, execution and delivery hereof by Seller and Buyer) constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

     (b) Neither the execution and delivery by Buyer of this Agreement nor the consummation of the transactions contemplated hereby nor performance of any obligations of Buyer hereunder will (i) violate or conflict with any provision of the certificate of incorporation or the by-laws of Buyer, (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or give rise to a right of termination of, or accelerate the performance required by any of the terms, conditions or provisions of, any Contract to which Buyer is a party, or by which Buyer or any of its assets may be bound or affected, or (iii) violate any Judgment or Applicable Law applicable to Buyer or any of its assets other than, in the case of clauses (ii) and (iii) above, which would not be reasonably expected to have a Buyer Material Adverse Effect. No License or registration declaration or filing with any Governmental Agency, other than filings under the HSR Act, is required to be obtained or made by or with respect to Buyer in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

     Section 4.3 Litigation. There are no (A) Proceedings or claims that are pending or, to the knowledge of Buyer, threatened, and, to the knowledge of Buyer, investigations, or (B) outstanding Judgments, in each case against or directly involving Buyer or any of its assets, as to which there is a reasonable possibility of adverse determination and, if so determined, would be reasonably expected to have a Buyer Material Adverse Effect.

     Section 4.4 Investment Intent. Buyer is acquiring the Stock for investment for Buyer’s own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof. Buyer understands that the Stock has not been, and will not be, registered under the Securities Act or the securities laws of any state by reason of exemptions from the registration provisions of the Securities Act and such laws which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of Buyer’s representations as expressed herein, and Seller’s reliance on such exemption is predicated on Buyer’s representations set forth herein.

     Section 4.5 Funding. At Closing, Buyer will have sufficient funds and the financial capability to enable it to consummate the transactions contemplated hereby.

ARTICLE V

CERTAIN UNDERSTANDINGS AND AGREEMENTS

     Section 5.1 Conduct of the Business. From the date of this Agreement to the Closing Date, other than as expressly permitted by any other provision of this Agreement or as expressly set forth in Section 5.1 of the Seller Disclosure Schedule, unless Buyer has consented in writing thereto (which consent shall not be unreasonably withheld or delayed), Seller:

     (a) shall cause the Company to conduct the Company’s business in the ordinary course of business consistent with past practice;

     (b) shall cause the Company to (i) use its commercially reasonable efforts to preserve intact the Company’s business and goodwill, keep available the services of the Company’s officers and employees and maintain the Company’s business relationships with customers, suppliers, licensors, licensees, distributors and others with whom the Company deals, (ii) maintain its assets in the ordinary course of business in good operating condition, reasonable wear and tear excepted and (iii) not voluntarily create after the date of this Agreement any Encumbrance that would have been required to be set forth in Section 3.7 of the Seller Disclosure Schedule if existing on the date of this Agreement, and use commercially reasonable efforts to remove any Encumbrance to which the Company’s assets become subject after the date of this Agreement;

     (c) shall cause the Company, upon any damage, destruction or loss to any material asset, to apply any and all insurance proceeds received with respect thereto to the prompt repair, replacement and restoration thereof to the condition of such asset before such event or, to such other (better) condition as may be required by Applicable Law;

     (d) shall cause the Company to maintain its level and quality of inventory and supplies, raw materials and spare parts in the ordinary course consistent with practices in place as of the December 31 Balance Sheet;

     (e) shall keep, or cause to be kept, all insurance policies set forth in Section 3.16 of the Seller Disclosure Schedule or comparable policies, in full force and effect through the close of business on the Closing Date, and as of the Closing Date, Seller shall assign, or shall cause to be assigned, to the Company any and all assignable rights to proceeds relating to claims filed with respect to the Company’s assets that Seller, Parent or any of their affiliates may have under insurance policies covering claims by the Company relating to the period on or prior to the Closing Date;

     (f) shall cause the Company not to amend its articles of incorporation or by-laws;

     (g) shall not permit the Company to terminate, adopt or amend any Company Employee Plan, Company Employee Agreement or collective bargaining or similar agreement, other than as may be required by Applicable Law or Tax qualification requirements;

     (h) shall not permit the Company to, make any change in any method of accounting or accounting practices or policies other than those required by GAAP;

     (i) shall not permit the Company to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than inventory), that are material (individually or in the aggregate);

     (j) shall not permit the Company to make or incur any capital expenditure (of a non-emergency nature) that is not approved by Seller as of the date of this Agreement which, in the aggregate, are in excess of $100,000, other than any such capital expenditures for which Seller shall be solely obligated;

     (k) shall not permit the Company to amend, revise, renew, terminate or enter into any Contract that would be required to be set forth in Section 3.8(a) of the Seller

Disclosure Schedule, other than in the ordinary course of business consistent with past practice;

     (l) shall not permit the Company to, sell, lease, license or otherwise dispose of any of its assets which are material (individually or in the aggregate) to the Company, except inventory and obsolete or excess equipment sold in the ordinary course of business consistent with past practice;

     (m) shall not permit the Company to, redeem or otherwise acquire any shares of its capital stock or issue any capital stock, or any option, warrant or right relating thereto, or any securities convertible into or exchangeable for any shares of capital stock or any Voting Company Debt;

     (n) other than pursuant to existing Contracts or other arrangements in effect on the date of this Agreement, shall not permit the Company to grant to any Participant any increase in the compensation or benefits, or pay any bonus, except in the ordinary course of business consistent with past practice and not in an amount, with respect to each Participant, in excess of ten percent (10%) of such Participant’s aggregate compensation for the one-year period ending on the date of this Agreement;

     (o) shall not permit the Company to grant any increase in severance, change-in-control or termination compensation or benefits;

     (p) shall not permit the Company to take any action to accelerate any rights, benefits or funding obligations, or to make any material determinations, under any collective bargaining or similar agreement, Company Employee Plan or Company Employee Agreement;

     (q) other than with respect to Intercompany Assets and Intercompany Liabilities, shall not permit the Company to incur or assume any Indebtedness or guarantee any such Indebtedness;

     (r) shall not permit the Company to cancel any material Indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value other than with respect to Intercompany Assets and Intercompany Liabilities;

     (s) shall not permit the Company to pay, loan, dividend, distribute or advance any amount to, or sell, transfer or lease any of its assets to, or enter into any agreement or arrangement with, Parent, Seller or any of their affiliates, other than with respect to Intercompany Assets and Intercompany Liabilities;

     (t) shall not permit the Company to make any changes to its practices relating to the offering of payment terms or the collection of accounts receivable, acquisition or disposition of inventory or payment of accounts payable or engage in (A) any practice which would have the effect of accelerating to pre-Closing periods collections of receivables that would otherwise be expected (based on past practice) to be made in post-Closing periods or (B) any practice which would have the effect of postponing to post-Closing periods payments by Buyer or the Company or any of their respective Subsidiaries that would otherwise be expected (based on past practice) to be made in pre-Closing periods;

     (u) shall not permit the Company to engage in any trade loading practices, including sales of a Product (i) with payment terms longer than terms customarily offered by the Company for such Product, (ii) at a greater discount from listed prices than customarily offered for such Product, (iii) at a price which does not give effect to any previously announced general increase in the list price for such Product, (iv) with shipment terms more favorable to the customer than shipment terms customarily offered by the Company for such Product, (v) in a quantity materially greater than the reasonable retail or wholesale (as the case may be) resale requirement of the particular customer or (vi) in conjunction with other benefits to the customer not in the ordinary course of business with such customer; and

     (v) shall not agree, and shall not permit the Company to agree, whether in writing or otherwise, to do any of the foregoing actions described in clauses (f) — (u) above.

     Section 5.2 Pre-Closing Access to Properties and Records; Confidentiality.

     (a) Between the date of this Agreement and the Closing Date, (i) Seller will cause the Company to give authorized Representatives of Buyer, in such a manner as not to unduly disrupt normal business activities, reasonable access to review the premises, properties, contracts, Tax Returns, books, records and affairs of the Company, (ii) Seller will cause its officers and the officers of the Company to furnish such financial, technical and operating data and other information pertaining to the Company, as Buyer shall from time to time reasonably request and (iii) Seller shall cause the Company to make available in such a manner as not to unduly disrupt normal business activities, employees of the Company to discuss the matters related to clauses (i) or (ii) above.

     (b) Buyer will hold, and will cause its Representatives to hold, in confidence all information obtained as a result of such access furnished by Seller in accordance with the terms of the confidentiality agreement dated February 2, 2004 between Parent and Buyer (the “Confidentiality Agreement”), and prior to the Closing will use such information only for the purposes permitted under the Confidentiality Agreement; and if such transactions are not consummated as contemplated herein, will promptly return all such information and all information derived therefrom (including all copies, summaries and excerpts thereof) to Seller in accordance with the terms of such Confidentiality Agreement. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating to the Company; provided, however, that Buyer acknowledges that any and all other information provided to it by Seller, its affiliates or Credit Suisse First Boston LLC concerning Seller or its affiliates shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date. Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article IX and other remedies at law would be inadequate in the case of any breach of the covenants contained in Section 5.2(c) hereof. Seller shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

     (c) Seller and Parent will hold, and will cause its affiliates and their Representatives to hold, in confidence, all information relating to the Company, except as required by Applicable Law and except for information that is available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 5.2(c). Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article IX and other remedies at law would be inadequate in the case of any breach of the covenants contained in this Section 5.2(c). Buyer shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

     (d) Parent hereby assigns, effective at the Closing, to Buyer its rights under all confidentiality agreements entered into by Seller with any person in connection with the proposed sale of the Company to the extent such rights relate to the Company. Copies of such confidentiality agreements shall be provided to Buyer on the Closing Date.

     Section 5.3 Post-Closing Access to Records.

     (a) On the Closing Date, Seller shall make available to Buyer all agreements, documents, books, Tax Returns, records and files, including records and files stored on computer disks or tapes or any other storage medium (collectively, “Records”), if any, in the possession of Seller or any of its affiliates relating to the business and operations of the Company, subject to the following exceptions:

       (i) Buyer recognizes that certain Records may contain incidental information relating to the Company or may relate primarily to Subsidiaries, divisions or businesses of Seller other than the Company, and that Seller may retain such Records and shall provide copies of the relevant portions thereof to Buyer;

       (ii) Seller may retain all Records prepared in connection with the sale of the Stock, including bids received from other parties and analyses relating to the Company; and

       (iii) Seller or Seller Parent may retain any Tax Returns, and Buyer shall be provided with copies of the Company’s separate Tax Returns and any Tax Returns that relate to the Company’s separate Tax liability; provided, however, that Seller or Seller Parent shall retain any Tax Returns, books and records necessary for the filing of any Tax Returns or the defense of any Tax audit, claim or assessment with respect to the Company.

     (b) Seller and Buyer shall cooperate with each other, and shall cause their affiliates and their Representatives to cooperate with each other, for a period of one (1) year after the Closing to ensure the orderly transition of the Company from Seller to Buyer and to minimize any disruption to the Company and the other respective businesses of Seller and Buyer that might result from the transactions contemplated hereby. After the Closing, Buyer, Seller and Parent (each, a “Providing Party”) will make available or will cause their affiliates to make available to the other party (the “Requesting Party”) such Tax Returns, books, records, information and assistance, at such time or times as the Requesting Party will reasonably request without unduly interfering with the business of the Providing Party, as is necessary for the Requesting Party to comply with the legal requirements of any Government Agency, including for the purpose of any required filing with the U.S. Securities and Exchange Commission, the Australian Stock Exchange, the London Stock Exchange or any other securities exchange, including for these purposes, any such filing required to be made by Parent under the terms of outstanding debt securities or the indentures pursuant to which they were issued, whether or not a legal requirement of a Governmental Agency, or as necessary in order to prepare the Requesting Party’s consolidated financial statements.

     (c) Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to Section 5.3(b) or Section 10.7 hereof. Any information relating to the Company received by Seller pursuant to Section 5.3(b) or Section 10.8 hereof shall be subject to Section 5.2(c) hereof.

     Section 5.4 Reasonable Efforts.

     (a) Subject to the terms and conditions of this Agreement, each party shall use its reasonable efforts to cause the Closing to occur, including taking, or causing to be taken, all reasonable actions necessary under Applicable Law to consummate the transactions contemplated by this Agreement. The parties shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Agency is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Contracts and (b) subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, furnishing information required in connection therewith and seeking to obtain in a timely fashion any such actions, consents, approvals or waivers.

     (b) Each of Seller and Buyer shall as promptly as practicable, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act. Each of Seller and Buyer shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. Seller and Buyer shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and shall comply promptly with any such inquiry or request. Each party hereto shall use its reasonable efforts to obtain any clearance required under the HSR Act or such other Applicable Law for the consummation of the transactions contemplated by this Agreement. For purposes of this Section 5.4, the “reasonable efforts” of Buyer shall not require Buyer to (i) litigate any Proceeding of the type described in Section 6.3 hereof or (ii) agree to any prohibition, limitation or other requirement of the type described in Section 6.3 hereof.

     (c) Prior to the Closing and for a period of twelve (12) months thereafter, each party hereto shall, and shall cause its affiliates to, use reasonable efforts (at its own expense) to obtain and to cooperate in obtaining, all consents from third parties necessary to assign to the Company any Contract to which Parent or any of its affiliates (other than the Company) is a party which relates solely to the Company’s business and to which the Company is not a party as of the date of this Agreement, including the Contracts set forth in Section 5.4(c) of the Seller Disclosure Schedule; provided, however, that the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any person from whom any such consent may be required (other than nominal filing or application fees. Additionally, prior to the Closing and for a period of twelve (12) months thereafter, each party hereto shall, and shall cause each of its

Subsidiaries to, assign, transfer, convey and deliver to the Company any assets owned by Parent or any of its affiliates (other than the Company) and used solely in the operation and conduct of the Company’s business as of the date of this Agreement and not owned by the Company as of the date of this Agreement.

     Section 5.5 Benefits.

     (a) For a period of one year following the Closing Date, Buyer will provide, or cause to be provided, medical care and other welfare benefits (other than severance benefits) to be provided to the Company’s employees and officers who remain employed by the Company, Buyer or any Subsidiary of Buyer immediately after the Closing Date (the “Company Employees”) that are comparable to those provided to similarly situated employees of Buyer. From and after the Closing Date, Buyer shall grant all of the Company Employees, for purposes of eligibility and vesting (but not for purposes of benefit accruals) with respect to such benefit rights, credit for all service with the Company prior to the Closing Date (to the same extent that such service would have been taken into account if it had been service with Buyer). Buyer and Seller agree that where applicable with respect to any medical or dental benefit plan of Buyer, (a) Buyer shall waive, with respect to any Company Employee, any pre-existing condition exclusion and actively-at-work requirements (to the extent such exclusion or requirement would not have applied under the applicable Company Employee Plan) and (b) any covered expenses incurred on or before the Closing Date by a Company Employee or a Company Employee’s covered dependents shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date to the same extent as such expenses would be taken into account if incurred by similarly situated employees of Buyer. Nothing in this Section 5.5 shall be construed as requiring Buyer to continue or maintain any specific plan or agreement or to continue the employment of any specific person or as preventing Buyer from changing the benefits provided to any specific person.

     (b) Seller hereby acknowledges that Buyer may choose to amend or terminate the Non-Union Pension Plan following the Closing Date. Prior to the Closing Date, Seller shall provide, or cause the Company to provide, to Buyer such documents, records and other information as Buyer may reasonably request in connection with any such proposed amendment or termination. Seller shall not take, and shall not permit the Company to take, any action to terminate or cause the termination of the Non-Union Pension Plan.

     Section 5.6 No Use of Certain Names.

     (a) Buyer shall, and shall cause the Company, promptly, and in any event (a) within three hundred and sixty-five (365) days after the Closing, to revise print advertising, product labeling and all other information or other materials, including any Internet or other electronic communications vehicles, to delete all references to the Names and (b) within three hundred and sixty-five (365) days after the Closing, to change signage and stationery and otherwise discontinue use of the Names; provided, however, that, after the Closing Date, Buyer may continue to distribute Product inventory with labeling that uses any Names to the extent that such inventory exists as of the Closing Date; provided, further, however, that Buyer shall not be deemed to have violated this Section 5.6(a) by reason of the appearance of any Names in or on any tools, dies, equipment and internal business records in existence prior to the Closing. In no event shall Buyer or the Company use any Names after the Closing in any manner or for any purpose different from the use of such Names by Seller during the ninety (90) day period preceding the Closing. “Names” means “Burns Philp” and any variations and derivatives thereof and any other logos or trademarks of Seller and its affiliates (other than the Company).

     (b) As promptly as reasonably practicable following the Closing, Seller shall amend or terminate any certificate of assumed name or d/b/a filings so as to eliminate its right to use the names identified in Section 3.9(b) of the Seller Disclosure Schedule, or any name that, in the reasonable judgment of Buyer, is similar to any such names, and Seller shall not thereafter use those names or other names acquired by Buyer hereunder or names confusingly similar thereto.

     Section 5.7 Agreement Not To Compete.

     (a) For a period of four (4) years from the Closing, Parent shall not, and shall cause each of its affiliates not to, directly or indirectly:

       (i) manufacture, distribute, market or sell goods in the United States, Canada, Mexico or Puerto Rico that are substantially similar to any product in the category of Products (“Competitive Activities”);

       (ii) solicit any current or former customer of the Company to purchase any Products, from anyone other than Buyer and its affiliates; and

       (iii) (A) solicit, recruit or hire any employee of the Company or (B) solicit or encourage any employee of the Company to leave the employment of the Company; provided, however, that the foregoing shall not apply to responses to or follow up hiring in respect of general solicitations or advertisements for job positions not specifically directed to such employee.

     (b) Section 5.7(a) shall be deemed not breached as a result of the ownership by Seller or any of its affiliates of: (i) less than an aggregate of ten percent (10%) of any class of stock of a person engaged, directly or indirectly, in Competitive Activities; or (ii) a person that engages, directly or indirectly, in Competitive Activities if such Competitive Activities account for less than ten percent (10%) of such person’s consolidated annual revenues.

     (c) Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article IX and other remedies at law would be inadequate in the case of any breach of the covenants contained in Section 5.7(a) hereof. Buyer shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

     Section 5.8 Seller Supplemental Disclosure. From the date of this Agreement until the Closing, Seller shall promptly supplement or amend the Seller Disclosure Schedule with respect to any matter hereafter arising or discovered that, if existing or known as of the date of this Agreement, would have been required to be set forth or described in the Seller Disclosure Schedule; provided, however, that (i) Buyer acknowledges and agrees that Seller shall have no liability for failure to comply with this Section 5.8 and (ii) except as set forth in Section 12.14 hereof, no such supplement or amendment shall have any effect for the purpose of determining the satisfaction of the conditions set forth in Section 7.1 hereof or whether any Person is entitled to indemnification pursuant to Article IX or Section 10.2 hereof.

     Section 5.9 Uniform Product Codes. Seller acknowledges and agrees that, following the Closing, it shall use only the Uniform Product Code Global Trade Item numbers, under Seller’s Manufacturers Identification Number 40100, set forth in Section 5.9 of the Seller Disclosure Schedule in connection the operation and conduct of the Seller’s business following the Closing and, after the Closing, shall not use any other Uniform Product Code Global Trade Item numbers under Seller’s Manufacturers Identification Number 40100.

     Section 5.10 Resignations. On the Closing Date, Sellers shall cause to be delivered to Buyer duly signed resignations (from the applicable board of directors), effective immediately after the Closing, of all non-employee directors and, at Buyer’s option, all employee directors of the Company and shall take such other action as is necessary to accomplish the foregoing.

     Section 5.11 Termination of Indebtedness. As of the Closing, Seller and Parent shall have caused all Indebtedness of the Company and each Company Guarantee to be terminated.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF EACH PARTY

     The obligations of each party to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing Date, of the following conditions, each of which may be waived by the parties in writing to the extent permitted by Applicable Law:

     Section 6.1 No Action or Proceeding. None of the parties hereto shall be subject to any Judgment which prohibits the consummation of the transactions contemplated by this Agreement, and no Applicable Law enacted, promulgated, enforced or issued by any Governmental Agency or other legal restraint or prohibition preventing the consummation of the Stock Purchase shall be in effect.

     Section 6.2 Hart-Scott-Rodino Requirements. The waiting periods (as such may be extended by the Governmental Agencies involved) applicable to the consummation of the transactions contemplated hereby under the provisions of the HSR Act shall have expired or have been terminated by the appropriate Governmental Agency.

     Section 6.3 Absence of Proceedings. There shall not be pending any Proceeding by any Governmental Agency seeking to (i) prohibit or limit the ownership or operation by Buyer or any of its Subsidiaries of any portion of the business or assets of Buyer, the Company or any of their respective Subsidiaries, or to compel Buyer, the Company or any of their respective Subsidiaries to dispose of or hold separate any portion of the business or assets of Buyer, the Company or any of their respective Subsidiaries, in each case as a result of the transactions contemplated by this Agreement; (ii) impose limitations on the ability of Buyer to acquire or hold, or exercise full rights of ownership of, the Stock, including the right to vote the Stock on all matters properly presented to the stockholders of the Company; or (iii) prohibit Buyer or any of its Subsidiaries from effectively controlling the business or operations of the Company.

ARTICLE VII

CONDITIONS TO OBLIGATIONS OF BUYER

     The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing Date, of the following additional conditions, each of which may be waived by Buyer in writing:

     Section 7.1 Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (without regard to materiality qualifiers contained therein), except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches as to matters that would not be reasonably expected, individually or in the aggregate, to have a Company Material Adverse Effect. Seller shall have delivered to Buyer a certificate to such effect, signed by a duly authorized officer thereof.

     Section 7.2 Performance of Seller and the Company. Each of the obligations of Parent, Seller and the Company to be performed, at or before the Closing Date pursuant to the terms of this Agreement, shall have been duly performed in all material respects at or before the Closing Date, and, at the Closing Date, Parent, the Company and Seller shall have delivered to Buyer a certificate to such effect, signed by a duly authorized officer thereof.

     Section 7.3 Termination of Guarantees. Seller shall have furnished to Buyer documents evidencing termination of the Company Guarantees as Buyer or its counsel may reasonably request.

     Section 7.4 FIRPTA Certificate. Seller and the Company shall have delivered a certificate of non-foreign status in the form attached here to as Exhibit A.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS OF SELLER

     The obligations of Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing Date, of the following additional conditions, each of which may be waived by Seller in writing:

     Section 8.1 Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (without regard to materiality qualifiers contained therein), except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches as to matters that would not be reasonably expected, individually or in the aggregate, to have a Buyer Material Adverse Effect. Buyer shall have delivered to Parent a certificate to such effect, signed by a duly authorized officer thereof.

     Section 8.2 Performance by Buyer. Each of the obligations of Buyer to be performed by it, at or before the Closing Date, pursuant to the terms of this Agreement, shall have been duly performed in all material respects at or before the Closing Date, and, at the Closing Date, Buyer shall have delivered to Seller a certificate to such effect, signed by a duly authorized officer thereof.

ARTICLE IX

INDEMNIFICATION

     Section 9.1 Survival. All representations and warranties of Seller and Buyer contained herein or made pursuant hereto shall survive the Closing Date for a period of eighteen (18) months after the Closing Date; provided, however, that the representations and warranties set forth in (i) Section 3.13 (Environmental Matters) shall survive the Closing Date for a period of three (3) years after the Closing Date, (ii) Section 3.14 (Taxes) shall survive until the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof) and (iii) Sections 3.1(a), (b) and (c), Sections 3.2(a) and (b), Section 3.3, Section 4.1(a) and Section 4.2(a), shall survive indefinitely. Any right of indemnification pursuant to this Article IX or Section 10.2 with respect to a claimed breach of a representation or warranty shall expire at the date of termination of the representation or warranty claimed to be breached (the “Termination Date”), except that any claim for indemnification in respect of which notice is given in accordance with the provisions of Section 9.4 or Section 10.4 hereof prior to the Termination Date shall survive with respect to such claim until final resolution thereof. The covenants and agreements of the parties contained in this Agreement shall survive and remain in full force for the applicable periods described therein. The provisions of this Section 9.1 shall survive for so long as any other Section of this Agreement shall survive.

     Section 9.2 Indemnification by Parent.

     (a) From and after the Closing Date, Parent (“Parent Indemnifying Party”) shall indemnify and hold harmless Buyer, its Subsidiaries and its affiliates (collectively, “Buyer Indemnified Parties”) from and against any and all losses, liabilities, damages, costs (including court costs) and expenses (including reasonable attorneys’ fees) (“Losses”) that such Buyer Indemnified Party incurs to the extent such Losses arise from or relate to:

       (i) any breach of any of the representations or warranties made by Seller in this Agreement or in any certificate delivered pursuant Sections 7.1 or 7.2 hereof (it being acknowledged and agreed by the parties hereto that for purposes of the right to indemnification pursuant to this clause (i), the representations and warranties of Seller shall not be deemed qualified by any references therein to materiality, other than those materiality qualifiers (y) contained in Sections 3.4, 3.6(a) and the last sentence of Section 3.11(b) hereof and (z) immediately preceding the words “supplier” and “term”, in the case of Section 3.6(c)(iii) hereof, and the words “customer” and “term”, in the case of Section 3.6(c)(iv) hereof);

       (ii) any breach or nonfulfillment of any covenants or other agreements made by Seller or Parent in this Agreement; and

       (iii) any fees, expenses or other payments incurred or owed by Seller or Parent or any of their respective affiliates to any brokers, financial advisors or comparable other Persons retained or employed by any of them in connection with the transactions contemplated by this Agreement;

            provided, however, that any indemnity by Parent in respect of Taxes (including for breach of a representation or warranty in Section 3.14 hereof) shall be governed exclusively by Section 10.2 hereof.

     (b) Notwithstanding Section 9.2(a) hereof, Parent shall not have any liability under this Agreement in respect of any claim for indemnification pursuant to Section 9.2(a)(i) hereof (x) until the aggregate amount of all Losses otherwise subject to indemnification exceeds $2.875 million (the “Aggregate Threshold”), at which time only those Losses in excess of the Aggregate Threshold shall be recoverable or (y) for any individual items where the Loss relating thereto is less than $27,500 (the “Individual Threshold”) and such items shall not be aggregated for purposes of the immediately preceding clause (x); provided, however, that in no event shall Parent’s aggregate liability for all indemnification claims pursuant to Section 9.2(a)(i) hereof exceed $87.5 million (the “Cap”); provided, further, that in no event shall the Individual Threshold, Aggregate Threshold or Cap apply to any claim for indemnification arising out of a breach of Sections 3.1(a), (b) or (c), Sections 3.2(a) or (b) or 3.3 hereof. Parent shall not have any liability pursuant to Section 9.2(a) hereof for any breach to the extent that the senior executives of Buyer had knowledge as of the date of this Agreement of a breach of the representation contained in Article III hereof that gave rise to such Loss after reasonable inquiry of Buyer’s advisors advising Buyer in connection with the transactions contemplated hereby. In no event shall Parent be obligated to indemnify the Buyer Indemnified Parties or any other Person with respect to any matter to the extent, but only to the extent, that (i) such matter was accounted for in the calculation of the final and binding adjustment to the Purchase Price, if any, pursuant to Section 2.4 hereof or (ii) the general category to which such matter relates was provisioned or reserved for in the December 31 Balance Sheet.

     Section 9.3 Indemnification by Buyer.

     (a) From and after the Closing Date, Buyer (“Buyer Indemnifying Party”) shall indemnify and hold harmless Parent, Seller, their Subsidiaries and their affiliates (collectively, “Seller Indemnified Parties”) from and against any and all Losses that such Seller Indemnified Party incurs to the extent such Losses arise from or relate to:

       (i) any breach of any of the representations or warranties made by Buyer in this Agreement or in any certificate delivered pursuant to Sections 8.1 or 8.2 hereof (it being acknowledged and agreed by the parties hereto that for purposes of the right to indemnification pursuant to this clause (i), the representations and warranties of Buyer shall not be deemed qualified by any references therein to materiality);

       (ii) any breach or nonfulfillment of any covenants or other agreements made by Buyer in this Agreement; and

       (iii) any fees, expenses or other payments incurred or owed by Buyer or any of its affiliates to any brokers, financial advisors or comparable other Persons retained or employed by any of them in connection with the transactions contemplated by this Agreement;

            provided, however, that any indemnity by Buyer in respect of Taxes shall be governed exclusively by Section 10.2 hereof.

     (b) Notwithstanding Section 9.3(a) hereof, Buyer shall not have any liability under this Agreement in respect of any claim for indemnification pursuant to Section 9.3(a)(i) hereof (x) until the aggregate amount of all Losses otherwise subject to indemnification exceeds the Aggregate Threshold, at which time only those Losses in excess of the Aggregate Threshold shall be recoverable or (y) for any individual items where the Loss relating thereto is less than the Individual Threshold and such items shall not be aggregated for purposes of the immediately preceding clause (x); provided, however, that in no event shall Buyer’s aggregate liability for all claims pursuant to Section 9.3(a)(i) hereof exceed the Cap; provided, further, that in no event shall the Individual Threshold, Aggregate Threshold or Cap apply to any claim for indemnification arising out of a breach of Sections 4.1(a) or 4.2(a) hereof. Buyer shall not have any liability pursuant to Section 9.3(a) hereof for any breach to the extent that the senior executives of Parent had knowledge as of the date of this Agreement of a breach of the representation contained in Article IV hereof that gave rise to such Loss after reasonable inquiry of Parent’s advisors advising Parent in connection with the transactions contemplated hereby. In no event shall Buyer be obligated to indemnify the Seller Indemnified Parties or any other Person with respect to any matter to the extent, but only to the extent, that such matter was accounted for in the final and binding calculation of the adjustment to the Purchase Price, if any, pursuant to Section 2.4 hereof.

     Section 9.4 Notice and Control of Litigation.

     (a) In order for any Buyer Indemnified Parties or Seller Indemnified Parties (each, as the case may be, the “Indemnified Party”) to be entitled to any indemnification provided for under this Article IX hereof, arising from, relating to or otherwise in respect of a claim made by any third party against the Indemnified Party, such Indemnified Party shall promptly following receipt by such Indemnified Party of written notice of such claim notify the appropriate Parent Indemnifying Parties or Buyer Indemnifying Parties (each, as the case may be, an “Indemnifying Party”) in writing of the same stating in reasonable detail the nature, basis and amount thereof, to the extent known, along with copies of the relevant documentation evidencing such claim; provided, however, that the failure to provide such notice as so indicated shall not affect the Indemnifying Party’s obligation to indemnify and the Indemnifying Party shall have no remedy by reason of such failure, in each case, other than to the extent of any actual and material prejudice to the Indemnifying Party resulting from such delay (except that the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party failed to give such notice). The Indemnifying Party shall have the right to assume the defense of any such claim, select the counsel and control the defense, settlement and prosecution of any litigation; provided, however, that such counsel is not reasonably objected to by the Indemnified Party. If the Indemnifying Party, within forty-five (45) Business Days after receiving notice of such claim, fails to assume the defense of such claim, the Indemnified Party will (upon further notice to the Indemnifying Party) have the right to undertake the defense, compromise or settlement of such claim. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have failed to give notice of the claim as provided above). Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any such claim (and shall be liable for the fees and expenses of counsel incurred by the Indemnified Party in defending such claim) if the claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of such claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages. Notwithstanding anything to the contrary in this Agreement, no claim for which an Indemnified Party may seek indemnity under this Article IX shall be compromised or settled without the consent of the Indemnifying Party unless such Indemnifying Party has not acknowledged its obligation to indemnify the Indemnified Party pursuant to this Article IX within fifteen (15) Business Days following the receipt of notice of such claim.

     (b) In the event that any Indemnified Party should have a claim against any Indemnifying Party under this Article IX that does not involve a claim made by any third party being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall promptly notify the Indemnifying Party in writing of the same stating in reasonable detail the nature, basis and amount thereof, to the extent known, along with copies of the relevant documentation evidencing such claim; provided, however, that the failure to provide such notice as so indicated shall not affect the Indemnifying Party’s obligation to indemnify and the Indemnifying Party shall have no remedy by reason of such failure, in each case, other than to the extent of any actual and material prejudice to the Indemnifying Party resulting from such delay (except that the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party failed to give such notice). If the Indemnifying Party does not notify the Indemnified Party within thirty (30) calendar days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party under this Article IX, such claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under this Article IX, as the case may be, and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

     (c) The Indemnified Party shall cooperate in all material respects with the Indemnifying Party during the investigation, trial and defense of any lawsuit or action that may be subject to this Article IX and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action or any appeal arising therefrom. The parties shall use commercially reasonable efforts to minimize Losses from third party claims and will act in good faith in responding to, defending against, settling or otherwise dealing with such claims; provided, however, that the failure to use such commercially reasonable efforts shall not affect the relevant Indemnifying Party’s obligation to indemnify the Indemnified Party except that the Indemnifying Party shall not be liable for the portion of the Loss that could have been avoided through the relevant Indemnified Party’s use of commercially reasonable efforts to minimize the Loss. The parties will also cooperate in any defense and give each other reasonable access to all information relevant thereto.

     Section 9.5 Losses Net of Insurance; Limitations. The amount of any Loss for which indemnification is provided under this Article IX or Section 10.2 hereof shall be net of any amounts recovered by the Indemnified Party under insurance policies with respect to such Loss and shall be (a) increased to take account of any net Tax cost actually incurred by the Indemnified Party arising from the receipt or accrual of indemnity payments hereunder (grossed up for such increase) and (b) reduced to take account of any net Tax benefit actually realized by the Indemnified Party arising from the incurrence of the Loss that gave rise to such indemnity claim. In computing the amount of any such Tax cost or Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified amount. The Indemnified Party shall provide to the Indemnifying Party a statement setting forth the amount of such Tax cost or Tax benefit, with reasonable detail as to the calculation of such amount, which statement shall be certified as consistent with the Indemnified Party’s relevant Tax Returns by (i) the person employed by the Indemnified Party and responsible for Tax Return preparation and compliance matters and (ii) the independent public accounting firm responsible for such matters on behalf of the Indemnified Party; provided, however, that the Indemnified Party shall not be required to disclose its Tax Returns or other confidential Tax information to the Indemnifying Party. In no event shall any party be liable to any other party for incidental, indirect, special or consequential damages, such as losses of revenues or profits, other than any such damages payable by any party as a result of any claim made by a third party against the Indemnified Party.

     Section 9.6 Adjustment to Purchase Price. Except as otherwise required by Applicable Law, any payment by Buyer or Parent under this Article IX or Section 10.2 hereof shall be treated as an adjustment to the Purchase Price for all purposes, including Tax.

     Section 9.7 Other Matters. Subject to Sections 5.2 and 5.7 hereof, the parties acknowledge and agree that, should the Closing occur, their sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Company or the transactions contemplated hereby (other than claims of, or causes of action arising from, fraud, fraudulent misrepresentation, bad faith or willful misconduct) shall be pursuant to the indemnification provisions set forth in this Article IX and Section 10.2 hereof; provided, however, that nothing set forth in this Section 9.7 shall be deemed to prohibit or otherwise limit the right of any party hereto at any time before, on or after the Closing Date, to seek injunctive relief for the failure of any other party hereto to perform any covenant or agreement set forth herein. In furtherance of the foregoing, the parties hereby waive, from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud, fraudulent misrepresentation, bad faith or willful misconduct) any Indemnified Party may have against an Indemnifying Party, Seller or any of its affiliates or any of their respective Representatives arising under or based upon this Agreement (other than as pursuant to the indemnification provisions set forth in this Article IX and Section 10.2 hereof).

ARTICLE X

TAX MATTERS

     Section 10.1 Section 338 Matters.

     (a) Buyer and Seller Parent shall join in timely making an election under Section 338(h)(10) of the Code (and any comparable election under foreign, state or local Tax law) with respect to the Company (the “338(h)(10) Election”) and shall cooperate in the completion and timely filing of any Tax forms or other documents required for such elections in accordance with the provisions of Section 1.338(h)(10)-1 of the Treasury regulations (or any comparable provisions of foreign, state or local Tax law) or any successor provision.

     (b) Buyer and Seller agree that the Purchase Price (taking into account any adjustments under Section 9.6 hereof) and the liabilities of the Company (plus other relevant items) will be allocated to the assets of the Company, and the agreement not to compete provided under Section 5.7 hereof as and to the extent required by Applicable Law, for all Tax purposes in a manner consistent with Section 338 of the Code and the Treasury regulations thereunder. Within sixty (60) calendar days after the Closing Date, Buyer shall provide Seller Parent with a proposed schedule (the “Allocation Schedule”) allocating all such amounts and specifying a methodology for the allocation of any adjustments to the Purchase Price under Section 9.6 hereof. The Allocation Schedule shall become final and binding on the parties hereto thirty (30) calendar days after Buyer provides such schedule to Seller Parent, unless Seller Parent objects in writing to Buyer, specifying the basis for its objection and preparing an alternative allocation and/or methodology; provided, however, that Seller Parent may only object on the basis that Buyer’s proposed Allocation Schedule is, in any respect, not reasonable. If Seller Parent does object on such basis, Seller Parent and Buyer shall in good faith attempt to resolve the dispute within thirty (30) calendar days of written notice to Buyer of Seller Parent’s objection. Any such resolution shall be final and binding on the parties hereto. Any unresolved disputes shall be promptly submitted to the Reviewing Accountants for determination, which shall be limited solely to determining whether Buyer’s Allocation Schedule is not reasonable; determinations shall be made within thirty (30) calendar days of such submission. Notwithstanding anything set forth in this Section 10.1(b), the scope of any dispute to be resolved by the Reviewing Accountants pursuant to this Section 10.1(b) shall be limited to the objections raised by Seller Parent and, except for the foregoing matters, the Reviewing Accountants shall not and are not to make any further determination. The determination of the Reviewing Accountants shall be final and binding on the parties hereto.

     (c) Each of the parties hereto agrees to (i) prepare and timely file all applicable Tax Returns, including Form 8023 and Form 8883 (and all supplements thereto), in a manner consistent with the Allocation Schedule as finalized and (ii) act in accordance with the Allocation Schedule for all Tax purposes, unless otherwise required by Applicable Law.

     Section 10.2 Tax Indemnification and Related Matters.

     (a) Parent Indemnifying Party shall indemnify and hold harmless the Buyer Indemnified Parties from and against (i) with respect to any Pre-Closing Tax Period, any and all Taxes of the Company or for which the Company is liable, including (A) any and all Taxes of any member of an affiliated, consolidated, combined or unitary group (other than the Company) of which the Company is or was a member on or prior to the Closing Date, by reason of the liability of the Company pursuant to Section 1.1502-6(a) of the Treasury regulations (or any analogous state, local or foreign law or regulation), (B) any and all Taxes for which the Company is liable as a result of any obligation of the Company in existence prior to Closing to indemnify any other Person in respect of Taxes and (C) any and all Taxes of the Company resulting from the 338(h)(10) Election; (ii) Seller’s share of Transfer Taxes as provided in Section 10.10 hereof; (iii) any breach by Seller of any representation or warranty contained in Section 3.14 hereof; (iv) any breach by Seller or its affiliates of any covenant contained in Article X or the certificate delivered pursuant to Section 7.4 hereof; and (v) all liability for reasonable legal fees and expenses attributable to any item in clauses (i) through (iv); provided, however, that (i) Parent Indemnifying Party shall not be required to indemnify and hold the Buyer Indemnified Parties harmless from and against any Taxes attributable to any transaction entered into by the Company that is not in the ordinary course of business and occurs on the Closing Date after the Closing, and (ii) Parent Indemnifying Party shall only be required to indemnify and hold the Buyer Indemnified Parties harmless from and against the Taxes set forth above to the extent, if any, that the cumulative amount thereof exceeds the amount of Tax liabilities (other than Tax Liabilities) on the final and binding Statement of Net Assets.

     (b) Buyer Indemnifying Party shall indemnify and hold harmless the Seller Indemnified Parties from and against (i) any and all Taxes of or attributable to the Company that are not indemnifiable by Parent Indemnifying Party pursuant to subsection (a) above, (ii) any breach by Buyer or its affiliates of any covenant contained in Article X; and (iii) all liability for reasonable legal fees and expenses attributable to any items in clauses (i) and (ii).

     (c) Taxes (and refunds of Taxes) attributable to a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period on the basis of a closing of the books and records of the Company as of the close of business on the Closing Date; provided, however, that real, personal and intangible property Taxes shall be apportioned on the basis of elapsed days. Seller and Buyer shall, to the extent permitted by any Applicable Law, elect with relevant taxing authorities to close the taxable year of the Company on the Closing Date.

     Section 10.3 Filing of Company Tax Returns.

     (a) Seller shall (i) include the Company, or cause the Company to be included, for the taxable periods of the Company ending on the Closing Date, in the United States consolidated federal income Tax Return of Seller Parent and all other consolidated, combined or unitary Tax Returns of Seller, Seller Parent and their affiliates in a manner consistent with past practice, and (ii) prepare or cause to be prepared, and file or cause to be filed, in a manner consistent with past practice, all other Tax Returns of the Company relating to taxable periods ending on or before the Closing Date or that are due on or before the Closing Date. With respect to Tax Returns in clause (ii) of the preceding sentence, subject to the indemnification rights under Section 10.2 hereof, Seller shall remit or cause to be remitted all Taxes shown on such Tax Returns. Buyer shall cause the Company to furnish information to Seller or Seller Parent as reasonably requested by Seller Parent to allow Seller to satisfy its obligations hereunder. Buyer and the Company shall cooperate with Seller and Seller Parent as to any elections to be made on Tax Returns of the Company for taxable periods ending on or before the Closing Date.

     (b) Buyer shall (i) prepare or cause to be prepared, and file or cause to be filed, all other Tax Returns not described in subsection (a) above which include the

Company or its operations and (ii) subject to the indemnification rights under Section 10.2 hereof, remit or cause to be remitted all Taxes shown on such Tax Returns.

     (c) With respect to each Straddle Tax Return, Buyer shall deliver to Seller Parent, prior to filing and at least forty five (45) calendar days prior to the due date for filing such Tax Return (including extensions) (i) a copy of such draft Tax Return together with relevant work papers, and (ii) a statement setting forth a detailed calculation of the amount of Taxes for which Buyer believes Parent Indemnifying Party is responsible pursuant to Section 10.2 hereof (the “Tax Statement”). Buyer shall cause the Company to complete such Tax Returns in accordance with past practice.

     (d) Upon delivery by Buyer to Seller Parent of a Straddle Tax Return and Tax Statement pursuant to subsection (c) above, if Seller Parent, within fifteen (15) calendar days after delivery of such Straddle Tax Return and Tax Statement, notifies Buyer in writing that it objects to any items therein, the parties shall proceed in good faith to resolve the disputed items and, if they are unable to do so within five (5) calendar days, the disputed items shall be resolved (within a reasonable time, taking into account the deadline for filing such Straddle Tax Return) by the Reviewing Accountants. Notwithstanding anything set forth in this Section 10.3(d), the scope of any dispute to be resolved by the Reviewing Accountants pursuant to this Section 10.3(d) shall be limited to the objections raised by Seller Parent and, except for the foregoing matters, the Reviewing Accountants shall not and are not to make any further determination. Upon resolution of all disputed items, the relevant Straddle Tax Return shall be adjusted to reflect such resolution and shall be binding upon the parties without further adjustment. Parent Indemnifying Party shall pay or cause to be paid to Buyer the portion of Taxes in respect of a Straddle Tax Return as finally determined hereunder upon the later of (i) ten (10) calendar days after agreement between the parties or final determination by the Reviewing Accountants (as the case may be), or (ii) two (2) calendar days prior to the due date for filing such Straddle Tax Return.

     Section 10.4 Tax Proceedings.

     (a) In order for any Indemnified Party to be entitled to any indemnification provided under Section 10.2 hereof arising from, relating to or otherwise in respect of a claim made by any third party against the Indemnified Party in respect of Taxes, such Indemnified Party shall promptly after it becomes aware of the existence of a Tax issue, including any pending or threatened Tax audits or assessments of which such party has written notice, that may give rise to an indemnification claim under Section 10.2 hereof (a “Tax Controversy”) by it against the other party, notify the Indemnifying Party of the Tax issue, including the nature, basis and amount thereof, to the extent known, and thereafter shall promptly forward to the Indemnifying Party copies of notices, correspondence and other communications with a Governmental Agency relating to such Tax Controversy; provided, however, that the failure to provide such notice as so indicated shall not affect the Indemnifying Party’s obligation to indemnify and the Indemnifying Party shall have no remedy by reason of such failure, in each case, other than to the extent of any actual and material prejudice to the Indemnifying Party resulting from such delay (except that the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party failed to give such notice). The Indemnifying Party may elect to control, and may elect to have sole discretion in handling, settling or contesting any audit inquiry, information request, audit proceeding, suit, contest or any other action with respect to a Tax Controversy for which it would be required to indemnify the other party; provided, however, that joint control, as contemplated in the final sentence of this Section 10.4(a), shall apply if during the course of such Tax proceedings, it is reasonably determined by either of the parties that each party may be required to indemnify the other party with respect to one or more Tax issues relating thereto. Neither party shall settle any Tax proceeding with respect to a Tax Controversy on a basis that would adversely affect the other party without obtaining the other party’s written consent, which consent shall not be unreasonably withheld. Parent Indemnifying Party and Buyer Indemnifying Party shall jointly control, and shall each have the right to participate in all activities and strategic decisions with respect to, any Tax proceedings for which each party would be required to indemnify the other party with respect to one or more Tax issues, including any Tax proceedings relating to a Straddle Period, and there shall be no settlement or compromise with respect thereto without the consent of both such parties, which consent shall not be unreasonably withheld.

     (b) In the event that any Indemnified Party should have a claim against any Indemnifying Party under Section 10.2 hereof that does not involve a claim by any third party being asserted against or sought to be collected from such Indemnified Party, Section 9.4(b) hereof shall control.

     Section 10.5 Tax Refunds.

     (a) Any Tax refund, rebate, return or other similar payment or offset of the Company shall be for the account of (i) Seller Parent, if attributable to a Pre-Closing Tax Period; provided, however, that any such amounts shall be for the account of Seller Parent only to the extent that the cumulative amount thereof exceeds the amount of Tax assets (other than Tax Assets) on the final and binding Statement of Net Assets, and (ii) Buyer, if attributable to a Post-Closing Tax Period, or to the extent of the amount of Tax assets (other than Tax Assets) on the final and binding Statement of Net Assets.

     (b) If Seller Parent and its affiliates, on the one hand, or Buyer and its affiliates, on the other hand, receive an amount described in paragraph (a) to which the other party is entitled, the first party shall (i) promptly notify the other party in writing of such receipt and (ii) remit the full amount of such payment to the other party in immediately available funds; provided, however, that if any amount is subsequently disallowed, then amounts previously paid hereunder in respect thereof shall promptly be reimbursed.

     (c) Upon the request and at the expense of Seller Parent, Buyer will file, or cause the Company to file, claims for refunds, in such form as Seller Parent may reasonably request; provided, however, that the filing of any such claim will not adversely affect Buyer or its affiliates, as reasonably determined by Buyer.

     Section 10.6 Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving the Company, if any, shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any rights or liability thereunder.

     Section 10.7 Assistance and Cooperation. Subject to Section 5.3(c) hereof, Seller, Buyer, the Company and their respective affiliates shall reasonably cooperate, and shall cause their respective affiliates and Representatives reasonably to cooperate, in all matters relating to Taxes for all taxable periods, including, without limitation, (i) in preparing and filing all Tax Returns, (ii) in evaluating a Straddle Tax

Return, a Tax Statement or any claim made under Section 10.2 hereof, (iii) in resolving all disputes, audits, litigation or other Tax proceedings consistent with Section 10.4 hereof, and (iv) in assisting the Reviewing Accountants in connection with the matters contemplated in this Article X, including by maintaining and making available to each other all information, documents, Tax Returns and other books and records relating to Taxes of the Company.

     Section 10.8 Carrybacks. Buyer and the Company shall make any election available to them to waive the right to claim, and shall refrain from making any affirmative election to claim or otherwise claiming, any carryback of any credit, net operating loss, capital loss, or other Tax attribute to any taxable period of the Company ending on or before the Closing Date.

     Section 10.9 Amended Returns. Neither Buyer nor the Company shall file (or permit to be filed) any amended Tax Return with respect to the Company for any taxable period ending on or prior to the Closing Date without obtaining the prior written consent of Seller Parent. If the filing of such amended Tax Return is requested by Seller Parent, the Company shall file, and Buyer shall cause the Company to file, such amended Tax Return, provided that the filing of any such Tax Return will not adversely affect Buyer or its affiliates, as reasonably determined by Buyer, and Seller Parent shall pay the reasonable out-of-pocket expenses incurred by Buyer and the Company in respect of such filing. Amended Tax Returns for any Straddle Period may be filed in accordance with Section 10.3 hereof.

     Section 10.10 Transfer Taxes. Seller and Buyer shall each be liable for one-half of all Transfer Taxes which may be imposed in connection with the transactions contemplated by this Agreement. Seller and Buyer shall cooperate in the timely making of all filings, Tax Returns, reports and forms as may be required in connection therewith.

     Section 10.11 No Representation as to Losses or Other Tax Attributes. Notwithstanding anything in this Agreement (including Section 3.14 hereof) to the contrary, Seller makes no representation or warranty as to the amount or availability of any net operating loss or other Tax attribute of the Company (or any consolidated, combined, affiliated or unitary group of which the Company is or has been a member), and Parent, Seller and their affiliates shall have no liability to Buyer or its affiliates with respect thereto.

     Section 10.12 Reviewing Accountants. Seller Parent and Buyer shall each be liable for one-half of the fees and expenses of the Reviewing Accountants incurred with respect to Sections 10.1(b) and 10.3(d) hereof.

     Section 10.13 Seller Parent. Parent shall cause Seller Parent to take any and all actions required to be taken by Seller Parent under this Article X.

ARTICLE XI

TERMINATION

     Section 11.1 Termination. This Agreement may be terminated at any time prior to the Closing Date as follows, and in no other manner:

     (a) by mutual written consent of Buyer and Seller;

     (b) by either Buyer or Seller if the Closing has not occurred within twenty-one (21) calendar days following the satisfaction of the condition set forth in Section 6.2 hereof;

     (c) by Buyer if any of the conditions set forth in Articles VI or VII shall have become incapable of fulfillment and shall not have been waived by Buyer; or

     (d) by Seller if any of the conditions set forth in Articles VI or VIII shall have become incapable of fulfillment and shall not have been waived by Seller;

     provided, however, that no party may terminate this Agreement pursuant to subsection (b), (c) or (d) if the Closing has not occurred by such date by reason of the failure of such party to perform in all material respects any of its obligations under this Agreement.

     Section 11.2 Effect of Termination. In the event of termination of this Agreement pursuant to this Article XI, all obligations of the parties hereto shall terminate, other than the obligations of the parties pursuant to Section 3.20 (Brokers or Finders), 5.2(b) (Confidentiality), Article XI (Termination), Sections 12.1 (Notices), 12.3 (Governing Law and Jurisdiction), 12.5 (Publicity), 12.6 (Complete Agreement), 12.8 (Expenses) and 12.9 (Interpretation) hereof. Moreover, in the event of termination of this Agreement pursuant to Section 11.1(b) hereof, nothing herein shall prejudice the ability of the terminating party from seeking damages from any other party for any breach of this Agreement, including attorneys’ fees and the right to pursue any remedy at law or in equity.

ARTICLE XII

MISCELLANEOUS

     Section 12.1 Notices. All notices, requests, demands and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be given,

If to Seller:

Burns, Philp & Company Limited Level 23, 56 Pitt Street Sydney, NSW 2000 Australia Attention: Helen Golding, Corporate Secretary Facsimile: 61 2 9247 3272

with a copy to:

Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019 Attention: Morton A. Pierce, Esq. Jack S. Bodner, Esq. Facsimile: (212) 259-6333

If to Buyer:

ACH Food Companies, Inc. 7171 Goodlett Farms Parkway Cordova, Tennessee 38016 Attention: John W. Straton, Jr. Joseph B. Hanks, Esq. Facsimile: (901)381-2906

with copies to:

Associated British Foods plc Weston Centre Bowater House 68 Knightsbridge London SW1X 7LQ Attention: General Counsel Facsimile: +44 (0)20 7584 8560

and

Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 Attention: Faiza J. Saeed Facsimile: (212) 474-3700

or to such other address or telecopy number and with such other copies as such party may hereafter specify for the purpose of notice to the other party. Each such notice, request, demand or other communication shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 12.1 and evidence of receipt is received or (b) if given by any other means, upon delivery or refusal of delivery at the address specified in this Section 12.1.

     Section 12.2 Assignability; Parties in Interest. This Agreement shall not be assignable by any party hereto without the prior written consent of the other party hereto. Notwithstanding the foregoing, Buyer may assign its right to purchase the Stock to an affiliate of Buyer without the prior written consent of any other party; provided, however, that no assignment shall limit or affect Buyer’s obligations hereunder. Subject to the preceding two sentences, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Other than as specifically referred to herein, this Agreement is for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns and, other than with respect to 10.2 hereof, and Article IX hereof, nothing in this Agreement is intended to confer, expressly or by implication, upon any other Person any legal or equitable rights, remedies or claims under or by reason of this Agreement.

     Section 12.3 Governing Law; Consent to Jurisdiction.

     (a) This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to principles of conflicts of laws.

     (b) Each party irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above or to its agent for service of process as set forth below shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 12.3(b). Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. By the execution and delivery of this Agreement, Parent appoints CT Corporation System as its agent upon which process may be served in any such action, suit or proceeding. Service of process upon such agent, together with notice of such service given to Parent in the manner specified in Section 12.1 hereof, shall be deemed in every respect effective service of process upon Parent in any legal action or proceeding.

     Section 12.4 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party shall have received a counterpart signed by the other parties.

     Section 12.5 Publicity. Seller and Buyer agree that press releases and other announcements with respect to the transactions contemplated hereby shall be subject to mutual agreement; provided, however, that either party may make such announcements as, in the opinion of its counsel, such party is required to make pursuant to Applicable Law, the requirements of a stock exchange or other applicable self-regulatory organization or contractual agreements contained in the terms of outstanding debt securities or the indentures pursuant to which they were issued, but in such event such party shall give the other party reasonable prior notice and an opportunity to comment on the proposed announcement; provided, further, however, that each of Parent, Seller, the Company and Buyer may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated hereby.

     Section 12.6 Complete Agreement. This Agreement and the exhibits and schedules hereto and the Confidentiality Agreement contain the entire agreement between the parties hereto with respect to the transactions contemplated herein and supersede all previous negotiations, commitments and writings.

     Section 12.7 Amendments and Waivers. The parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this

Agreement or in any or documents delivered pursuant hereto, (c) waive compliance with any of the covenants or agreements contained in this Agreement or (d) amend this Agreement, if and only if, such action is set forth in a written agreement signed by each party hereto affected by the extension or amendment or, in the case of a waiver, such waiver is signed by each party against whom the waiver is to be effective.

     Section 12.8 Expenses. Other than as specifically provided in this Agreement, Buyer shall bear the expenses incurred by it in connection with the transactions contemplated by this Agreement and shall be responsible for all filing fees incurred in connection with any filing made pursuant to the HSR Act and Seller shall bear the expenses incurred by it and the Company in connection with the transactions contemplated by this Agreement.

     Section 12.9 Interpretation.

     (a) When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.

     (b) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     (c) The term “or” is not exclusive.

     (d) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

     (e) The term “including” means, “including, without limitation.”

     (f) References to “$” refer to United States dollars.

     (g) This Agreement is the result of the joint efforts of Buyer and Seller, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and there shall be no construction against any party based on any presumption of that party’s involvement in the drafting thereof.

     Section 12.10 Severability. Any portion or provision of the Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining portions or provisions hereof in such jurisdiction or, to the extent permitted by law, rendering that or any other portion or provision of the Agreement invalid, illegal or unenforceable in any other jurisdiction.

     Section 12.11 Waiver of Jury Trial. Each party hereto hereby waives to the fullest extent permitted by Applicable Law any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection, with this Agreement or the transactions contemplated hereby or disputes relating hereto. Each party hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 12.11.

     Section 12.12 Further Assurances. Each party hereto agrees to execute any and all documents and to perform such other acts, as and when requested by any party (subject to Section 5.4), as such other party may reasonably deem necessary or expedient to consummate the transactions contemplated by this Agreement or further the purposes of this Agreement and the transactions contemplated hereby, including, in the case of Seller, executing and delivering to Buyer such assignments, deeds, bills of sale, consents and other instruments as Buyer or its counsel may reasonably request as necessary for such purpose.

     Section 12.13 Parent Obligations. Following such time that Seller becomes an affiliate of Buyer Parent or Buyer, the parties hereto acknowledge and agree that neither Parent nor Seller Parent shall have any obligations with respect to any actions required to be taken or any actions omitted to be taken by Seller or any of its affiliates (other than Parent or Seller Parent) pursuant to this Agreement at any time that such Persons are not affiliates of Parent or Seller Parent and that neither Parent nor Seller Parent shall be liable pursuant to Sections 9.2(a) or 10.2 hereof for such actions or omissions to act.

     Section 12.14 Disclosure Schedule. Any disclosure made with reference to one or more sections of the Buyer Disclosure Schedule or the Seller Disclosure Schedule, as the case may be, will be deemed disclosed with respect to each other part of such schedule therein as to which such disclosure is relevant provided that such relevance is reasonably apparent; provided, however, that no matter shall be considered disclosed with respect to Section 3.5 or 3.6 of the Seller Disclosure Schedule or the representations and warranties in Section 3.5 or 3.6 unless specifically disclosed in Schedule 3.5 or 3.6 (as applicable) of the Seller Disclosure Schedule. Disclosure of any matter in the Buyer Disclosure Schedule or the Seller Disclosure Schedule, as the case may be, shall not be deemed an admission that such matter is material. If Seller believes in good faith that compliance with any of clauses (g) through (w) of Section 5.1 hereof would result in a breach of a representation or warranty of Seller set forth in the Agreement, Seller will send Buyer a written notice that states that Seller is seeking Buyer’s consent to an action pursuant to the applicable subsection of Section 5.1 hereof and Seller believes in good faith that failure to take the specified action will result in a breach of a specified representation and warranty of Seller under the Agreement. If following receipt of such notice, Buyer does not consent to the taking of the specified action within two (2) Business Days, and as a direct result of Seller’s failure to take the action, the specified representation and warranty is breached, then Seller will have the right, prior to Closing, to update the disclosure schedules to reflect such breach and, so long as the representation and warranty was not breached as of the date of the Agreement or prior to the date of Seller’s notice to Buyer, any Loss incurred to the extent arising from or relating to such breach will not be subject to indemnification pursuant to Section 9.2 hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

BURNS PHILP FOOD INC.

By:

Name: Title:

BURNS, PHILP & COMPANY LIMITED (only with respect to Sections 5.2(c) and (d), 5.3(a)(iii), 5.4(a) and (c), 5.7 and 5.11 and Articles IX, X and XII hereof)

By:

Name: Title:

ACH FOOD COMPANIES, INC.

By:

Name: Title: